UNITED STATES DISTRICT COURT

EASTERN DISTRICT OF MICHIGAN

SOUTHERN DIVISION

Wells Fargo Advantage National Tax Free Fund, a series of the Delaware business trust known as Wells Fargo Funds Trust, Delaware business trust, Wells Fargo Advantage Municipal Bond Fund (in part as successor to the Wells Fargo Advantage National Tax-Free Fund), a series of the Delaware business trust known as Wells Fargo Funds Trust, a Delaware business trust, Lord, Abbett Municipal Income Trust- Lord, Abbett High Yield Municipal Bond Fund a Delaware statutory trust, Pioneer Municipal High Income Advantage, a Massachusetts business trust, by Pioneer Investment Management Inc., its investment advisor,

Plaintiffs,

v.

Helicon Associates, Inc., a Michigan Corporation, Darnell & Meyering, PC, a Michigan Professional Corporation, Foley & Robinette PC, a Michigan Professional Corporation, Herbert J. Sims & Co. Inc., a New York corporation, Municipal Capital Markets, Inc., a Texas corporation, Dorsey & Whitney LLP, a Minnesota limited liability partnership, Michael Witucki, Jeremy Gilliam, Kevin Foley, individuals,

Defendants.

Case No. COMPLAINT

DAVIS & CERIANI, P.C.

Michael P. Cillo, Esq.

Valeri S. Pappas, Esq.

1350 17th Street, Suite 400

Denver, Colorado 80202

Telephone: (303) 534-9000

(Pro Hac Vice Application Pending)

email: mcillo@davisandceriani.com

KITCH DRUTCHAS WAGNER VALITUTTI & SHERBROOK Michael J. Watza, Esq. (P38726) One Woodward Ave., Suite 2400 Detroit, MI 48226-5485 Telephone: (313) 965-7986 email: mike.watza@kitch.com

Plaintiffs, by their attorneys, Davis & Ceriani, P.C. and Kitch Drutchas Wagner Valitutti & Sherbrook, P.C. for their Complaint against Defendants, and each of them, state as follows:

JURISDICTION AND VENUE

1.	This Court has federal question jurisdiction pursuant to the Securities Exchange Act of 1934, 15 U.S.C. § 78aa and 28 U.S.C. § 1331. This Court has jurisdiction to hear and determine Plaintiffs’ pendent claims for relief arising under the state securities acts of Michigan, Connecticut, Texas, New Jersey, Massachusetts, Wisconsin, and California, for common law fraud, aiding and abetting common law fraud, negligent misrepresentation and professional malpractice pursuant to 28 U.S.C. §§ 1331 and 1367 in that such claims arise from a common nucleus of operative facts and are so intertwined as to make the Court’s exercise of jurisdiction appropriate.

2.	Jurisdiction exists by virtue of diversity of citizenship pursuant to 28 U.S.C. § 1332 as the matter in controversy exceeds the sum or value of $75,000, exclusive of interest and costs, and is between citizens of different States.

3.	Venue of this action lies in this Court pursuant to 28 U.S.C. § 1391(b) because a substantial part of the events or omissions giving rise to Plaintiffs’ claims occurred in this District, and the property that is the subject of this action is located in this District.

GENERAL ALLEGATIONS APPLICABLE TO ALL CLAIMS FOR RELIEF

Summary of Complaint

4.	Crescent Academy is a Michigan public school academy (or “charter school”) that, together with the Doctor Charles Drew Academy (“Drew Academy”), issued

$7,090,000 in face value of municipal revenue bonds called Full-Term Certificates of Participation (the “Bonds”) in December 2006 to finance the $5 million purchase by Crescent Academy of its school building (the “School Building”) and pay off about $700,000 in cash flow loans. The principal source of the revenue expected to repay the Bonds was state grant-in-aid payments to Crescent Academy based upon its existing and future student enrollment.

5.	The Plaintiffs are municipal bond mutual funds that collectively purchased the entire face amount of the Bonds in reliance upon the disclosure contained in a Preliminary Official Statement (“POS”) and Official Statement (“OS”) (collectively the “Official Statements”) which included the 2006 audited financial statements for Crescent Academy (the “Financial Statements”) and a financial forecast (the “Financial Forecast”).

6.	As alleged in more detail below, the Official Statements, Financial Forecast and Financial Statements contain misrepresentations of material facts and failures to disclose material facts relating to the illegality of the Bond issue, violations of the Crescent Academy Charter Contract, the involvement of Drew Academy as a conduit issuer without the approval of its chartering authority, egregious and irreconcilable conflicts of interest, inflated actual student enrollment, inflated maximum student enrollment, the inflated price being paid for the School Building, and the use of so-called “equipment leases” to conceal historic cash flow problems at Crescent Academy.

7.	Each of the Defendants made and is responsible for some or all of the misrepresentations and failures to disclose material facts.

8.	The entity which chartered Crescent Academy, Bay Mills Community College (“Bay Mills”), became aware of, among other things, the illegality of the Bond issue, violations of Michigan law and breaches of the Crescent Academy Charter Contract after the issuance on the Bonds. In April 2007, Bay Mills issued a “Notice of Intent to Revoke” Crescent Academy’s Charter Contract. Revocation of the Charter Contract would result in a complete failure of Crescent Academy with the sale of the School Building being the only security left to pay the Bonds. The School Building, however, was only worth about $3.2 million—or about 45% of the outstanding par amount of Bonds.

9.	Crescent Academy issued a “Plan of Correction” directed at eliminating the effects of the wrongdoing that resulted in the issuance of the Bonds and the purchase of the School Building. A key component of the Plan of Correction was Bay Mill’s requirement that the Bonds be “unwound” by cancelling the $7,090,000 in Bonds. Ultimately, the Bonds were “unwound” by a separate $3,200,000 bond financing completed by Crescent Academy in April 2008. This resulted in out-of-pocket damages to the Funds of approximately $3,890,000.

PARTIES

10.	Plaintiff Wells Fargo Advantage National Tax Free Fund is a series of the Delaware business trust known as Wells Fargo Funds Trust, and is an open-end registered municipal bond mutual fund that, at all times pertinent to this Complaint, maintained its principal place of business in California, purchased $950,000 in face value of the Bonds from Sims on or about December 16, 2006 and purchased an additional $660,000 in face value of the Bonds from Sims on or about February 16, 2007. On July 18, 2008, Wells Fargo Advantage National Tax Free Fund merged into the Wells Fargo Advantage Municipal Bond Fund.

11.	Plaintiff Wells Fargo Advantage Municipal Bond Fund is a series of the Delaware business trust known as Wells Fargo Funds Trust and is an open-end registered municipal bond mutual fund which, at all times pertinent to this Complaint, maintained its principal place of business in California and purchased $950,000 in face value of the Bonds from Sims on or about December 16, 2006 and purchased an additional $660,000 in face value of the Bonds from Sims on about February 16, 2007.

12.	Plaintiff Lord, Abbett Municipal Income Trust- Lord, Abbett High Yield Municipal Bond Fund is a Delaware business trust and municipal bond mutual fund that, at all times pertinent to this Complaint, maintained its principal place of business in New Jersey and purchased $1,650,000 in face value of the Bonds from Sims on or about December 15, 2006.

13.	Plaintiff Pioneer Municipal High Income Advantage Trust is a Massachusetts business trust and municipal bond mutual fund which, at all times pertinent to this Complaint, maintained its principal place of business in Massachusetts and purchased $1,650,000 in face value of the Bonds from Sims on or about December 15, 2006.

14.	Defendant Helicon Associates, Inc. (“Helicon”) is a Michigan corporation which, at all times pertinent to this Complaint, maintained its principal place of business in Michigan. Helicon was the sole consultant and educational services provider to Crescent Academy, and operated Crescent Academy through a Consultancy

Services Agreement. Helicon directly participated in the creation of the Official Statements, Financial Forecast and Financial Statements, and made the false and misleading representations of material facts contained in those documents.

15.	Defendant Michael Witucki (“Witucki”) is a resident of Michigan, is a principal owner of and is the President of Helicon. Witucki was also one of the members of and was the Manager of SAAS Development, LLC (“SAAS”). SAAS was the owner of the School Building and landlord to Crescent Academy that sold the School Building to Crescent Academy for $5 million. Witucki, operating through Helicon, caused himself to be named as the Chief Administrative Officer of Crescent Academy and caused Jeremy Gilliam to act as Recording Secretary to the Crescent Academy Board of Directors. As a result of his ownership and management positions in Helicon and SAAS, and his position of control with respect to Crescent Academy, Witucki had egregious irreconcilable, ongoing and undisclosed conflicts of interest. Witucki made the false and misleading statements contained in the Official Statements, Financial Forecast and Financial Statements.

16.	Defendant Jeremy Gilliam (“Gilliam”) is a resident of Michigan, was an employee of or agent of Helicon, or agent of Witucki, and was a member of SAAS. Through Helicon’s control of Crescent, Gilliam acted as the Recording Secretary for the Crescent Academy board of directors. As a result of his ownership interest in SAAS and affiliations with Helicon and Witucki, Gilliam had egregious, irreconcilable, ongoing and undisclosed conflicts of interest. Gilliam made the false and misleading statements contained in the Official Statements, Financial Forecast and Financial Statements.

17.	Defendant Herbert J. Sims & Company, Inc. (“Sims”) is a New York corporation which, at all times pertinent to this Complaint, maintained its principal place of business in Connecticut. Sims acted as an underwriter in connection with the issuance of the Bonds and was one of the principal authors of the Official Statements. Sims made the false and misleading representations of material facts contained in the Official Statements. Sims delivered the Official Statements to Plaintiffs, and both offered and sold the Bonds to the Plaintiffs.

18.	Defendant Municipal Capital Markets Group, Inc. (“MCM”) is a Texas corporation which, at all times pertinent to this Complaint, maintained its principal place of business in Texas. MCM acted as an underwriter with Sims in connection with the issuance of the Bonds and was one of the principal authors of the Official Statements. MCM made the false and misleading representations of material facts contained in the Official Statements. MCM delivered the Official Statements to Plaintiffs and offered the Bonds to each of the Plaintiffs.

19.	Dorsey & Whitney, LLP (“Dorsey Law Firm”) was retained by Sims and MCM to act as underwriter’s counsel. The Dorsey Law Firm also served as special tax counsel in connection with the underwriting and offering of the Bonds. As underwriter’s counsel, the Dorsey Law Firm was one of the principal authors of the Official Statements. The Dorsey Law Firm made the false and misleading statements contained in the Official Statements. As special tax counsel, the Dorsey Law Firm issued an unqualified legal opinion that interest on the Bonds was not subject to federal income taxation.

20.	Defendant Darnell & Meyering, P.C. (the “Darnell CPA Firm”) is a Michigan professional corporation and accounting firm which, at all times pertinent to this Complaint, maintained its principal place of business in Michigan. Helicon caused the Darnell CPA Firm to be hired by Crescent Academy to examine the false and misleading Financial Forecast, and to conduct an audit examination of the false and misleading Financial Statements.

21.	The Darnell CPA Firm stated in its unqualified “Independent Auditor’s Report” that the Financial Statements presented fairly, in all material respects, the financial position of Crescent Academy as of June 30, 2006. The Darnell CPA Firm rendered an unqualified attestation opinion that the assumptions underlying the Financial Forecast provided a “reasonable basis for management’s forecast.” The Darnell CPA Firm made false and misleading statements in the Official Statements, Financial Forecast, Financial Statements and the Darnell CPA Firm’s opinion letters.

22.	Foley & Robinette P.C. (the “Foley Law Firm”) is a Michigan Professional Corporation and law firm which, at all times pertinent to this Complaint, maintained its principal place of business in Michigan. Helicon caused Crescent Academy to hire the Foley Law Firm to act as counsel to Crescent Academy in connection with the purchase of the School Building, and the underwriting and issuance of the Bonds.

23.	Kevin Foley is an attorney licensed to practice law in Michigan and was the Foley Law Firm shareholder primarily responsible for providing those services. Kevin Foley was a former member of SAAS. Kevin Foley, acting through the Foley Law

Firm participated in the process of drafting the false and misleading Official Statements, approved the false and misleading disclosure contained in Official Statements on behalf of Crescent and therefore, made the false and misleading statements in the Official Statements.

24.	The Foley Law Firm issued an opinion to Sims, MCM and the trustee for the Bonds in connection with the issuance of the Bonds (the “Foley Legal Opinion”) which opined the issuance of the Bonds and Crescent’s financing of the School Building purchase did not violate Michigan law, did not violate the Charter Contract, and that, in all respects, the issuance of the Bonds and the School Building purchase were validly authorized. As alleged in more detail below, the financing of the School Building purchase and the issuance of the Bonds did violate Michigan law and did breach the Charter Contract.

Crescent Academy was Chartered by Bay Mills and was Managed and Operated by Helicon.

25.	Michigan provided for the creation of charter schools or “public school academies” in 1993.

26.	Under Michigan law, charter schools must be authorized by an entity approved by the state of Michigan. Universities and community colleges are among the entities authorized by the state of Michigan to issue charters to public school academies.

27.	The chartering authority for Crescent Academy was Bay Mills Community College (“Bay Mills”). The Bay Mills Board of Regents approved Crescent Academy’s application and authorization to organize in December 2003.

28.	The attorney, Kevin Foley, incorporated Crescent Academy in January 2004.

29.	The Bay Mills Board of Regents issued the “Terms and Conditions of the Contract to Charter a Public School Academy (the “Charter Contract”) to Crescent Academy in August 2004.

30.	The Charter Contract was amended in August 2005 and July 2006 (“Charter Contract Amendments”).

31.	Defendants, Sims, MCM, the Dorsey Law Firm and the Foley Law Firm had a duty to read (and did read) the Charter Contract and the Charter Contract Amendments as material contract obligations of Crescent Academy and as part of their due diligence in preparing the Official Statements, the Financial Forecast and Financial Statements.

32.	Michigan charter schools are prohibited from charging tuition and are, therefore, dependent upon state grant-in-aid monies paid to the charter school to meet all of the school’s financial obligations. The amount of grant-in-aid money is based upon verified student enrollment.

33.	Crescent Academy was to receive about $7,300 in grant-in-aid monies per student for the school year ending in June 2007.

34.	Crescent Academy originally included grades one through six, and began operations with the 2004–2005 school year. Grade seven was added for the 2005-2006 school year and grade eight was added for the 2006–2007 school year.

35.	Crescent Academy was managed by Helicon, a Michigan based charter school management company, pursuant to a three-year “Consultancy Services Agreement” which was entered into on March 6, 2004.

36.	The Consultancy Services Agreement provided that Helicon would be paid a “yearly fee for services” of not less than $175,000 or more than $350,000 per year, plus an “operational services fee” (which included a $25,000 internal accounting fee), plus the “cost” to Helicon of the salaries, fringe benefits and local, state and federal taxes for theteachers and support personnel provided to Crescent Academy. Helicon’s total yearly fee for services and expenses amounted to approximately ten percent of Crescent Academy’s total revenues.

37.	Each of the Defendants had a duty to read (and did read) the Consultancy Services Agreement as a material contract obligation of Crescent Academy.

Helicon, Witucki and Gilliam had Egregious and Irreconcilable Conflicts of Interest.

38.	Witucki had the ability to and did control Helicon because he was the principal owner of Helicon and was the President of Helicon.

39.	Witucki signed the Consultancy Services Agreement as the President of Helicon.

40.	Each of the Defendants reviewed the Consultancy Services Agreement as a material contract obligation of Crescent Academy and learned (if they did not already know) that Witucki was the President of Helicon.

41.	Defendants Witucki and Gilliam were members of SAAS. Witucki had the ability to and did control SAAS because he was the Manager of SAAS.

42.	Gilliam was, at all times pertinent to this Complaint, an employee or agent of Helicon, and an agent of Witucki.

43.	Witucki, operating through Helicon, caused Crescent Academy to appoint him Chief Administrative Officer of the Academy, and put him in charge of completing the purchase of the School Building and the issuance of the Bonds.

44.	The Crescent Academy board of directors unanimously appointed Witucki Chief Administrative Officer of Crescent Academy in June 2005.

45.	The Crescent Academy board of directors unanimously reappointed Witucki Chief Administrative Officer of Crescent Academy in June 2006.

46.	The above actions of the Crescent Academy board of directors appointing Witucki Chief Administrative Officer were reported in the Meeting Minutes for the Crescent Academy board of directors meetings held on June 23, 2005 and June 15, 2006.

47.	Sims, MCM, the Dorsey Law Firm and the Foley Law Firm either reviewed the above board minutes as key official records of Crescent Academy and as part of their due diligence on the Bonds and learned (if they did not already know) that Witucki was the Chief Administrative Officer of Crescent Academy; or, in an extreme and reckless departure from the standards of ordinary care, Sims, MCM, the Dorsey Law Firm and the Foley Law Firm knew that they had failed to review Crescent Academy board minutes and knew that they had no idea what positions Witucki may have held at Crescent Academy.

48.	Witucki, acting through Helicon, caused Gilliam to act as the Recording Secretary to Crescent’s Board of Directors.

49.	Witucki had the ability to and did influence, direct and control the actions of Crescent Academy through Helicon, Gilliam, the Consultancy Services Agreement and his position as Chief Administrative Officer.

SAAS Purchased an Office Building, Renovated it for Use By Crescent Academy and Leased it to Crescent Academy.

50.	SAAS purchased an existing 23,300 square foot office building located on a 1.5 acre parcel at 17570 West Twelve Mile Road, Southfield, Michigan in May 2004 for $1.8 million (or $77 per square foot).

51.	SAAS agreed with Crescent Academy and Helicon to renovate the office building to be the K-8 school building (the “School Building”) for the soon to be chartered Crescent Academy.

52.	Helicon participated in the design and renovation approvals for the School Building.

53.	As reported in the Meeting Minutes for the April 3, 2004 meeting of the Crescent Academy board of directors, it was anticipated that the renovation of the School Building would include between twenty and twenty-five classrooms after the renovations were completed by SAAS.

54.	SAAS then leased the School Building to Crescent Academy pursuant to the terms of a lease agreement dated May 21, 2004 (the “School Building Lease”), and SAAS began the proposed renovations to the School Building.

55.	Each of the Defendants had the duty to read and did read the School Building Lease as a material contract obligation of Crescent Academy.

56.	During 2006, SAAS built a 9,000 square foot addition to the School Building for use as a gymnasium, lunch preparation kitchen and other ancillary facilities, but SAAS did not build any additional classrooms.

57.	Helicon, Witucki and Gilliam were aware of the fact that the renovated School Building contained only 15 or 16 classrooms of various sizes (not counting the library and depending upon how a “combined classroom” is counted).

SAAS Leased the School Building to Crescent Academy at an Inflated Rate.

58.	Witucki and Gilliam, operating through Helicon, with severe conflicts of interest, caused Crescent Academy to approve the School Building Lease.

59.	The School Building Lease set the base rent for the first year at $400,000, increasing to $550,000 for subsequent years. The $550,000 annual base lease rate represented a lease rate of $17.23 per square foot.

60.	The lease rate in the School Building Lease was inflated by Witucki, Gilliam and SAAS substantially over market based lease rates paid by other Michigan charter schools and public schools whose market based lease rates typically ranged between about $7 to $13 per square foot.

61.	The School Building Lease provided Crescent Academy with an “Option to Purchase” the School Building beginning in April 2008 at a “Purchase Price” of the “fair market value” of the School Building “as mutually agreed” by Crescent Academy and SAAS.

62.	The School Building Lease provided that Crescent Academy and SAAS would each obtain appraisals from “disinterested” appraisers to determine fair market value in the event there was no mutual agreement regarding fair market value.

63.	The School Building Lease was signed by Witucki as Manager of SAAS as the lessor of the School Building.

64.	Crescent Academy could not afford to pay the School Building Lease base lease rates on a long-term basis because: (a) the lease rates were inflated in comparison to other schools; (b) there were an inadequate number and poor configuration of classrooms; (c) alleged in more detail below, the Crescent Academy lacked sufficient enrollment to pay such inflated lease payments; and (d) the physical limitations of the School Building which was renovated by SAAS (with the assistance of Helicon) prevented Crescent from increasing the number of classrooms or re-configuring classrooms to achieve the enrollment needed to make the lease payments.

Helicon Caused Crescent to Enter Into Sham Equipment Leases.

65.	Crescent Academy developed cash flow problems prior to 2006 due to the inflated School Building Lease rates, lack of sufficient student enrollment and the physical limitations of the School Building.

66.	As a result, Witucki and Gilliam, operating through Helicon, caused Crescent Academy to disguise over $700,000 of cash-flow deficiencies or borrowings by creating an “equipment lease” at the end of each school year.

67.	The so-called equipment leases aggregated equipment purchased by Crescent Academy with its own funds during the school year and, at the end of the school year, Helicon caused Crescent to “sell” this equipment to Helicon and Helicon then leased it back to Crescent.

68.	The “equipment leases” were called Capital Leases in the Official Statements and were really a disguised form of cash flow borrowing (the “Helicon Cash Flow Loans”).

69.	The Helicon Cash Flow Loans were entered into at the end of the school year many months after Crescent Academy purchased the equipment covered by the so-called “equipment leases” to disguise Crescent’s cash-flow deficiencies.

Physical Limitations of the School Building Effectively Limited Student Enrollment

to About 346 Students Unless Severe Overcrowding was Allowed.

70.	The maximum reasonable enrollment capacity at any school, including Crescent Academy, is driven by number of classrooms, classroom size and classroom layout.

71.	When renovations were completed by SAAS in 2006, the School Building offered only 15 or 16 classrooms and a poor mix of classroom sizes (including a number of significantly smaller than average sized classrooms) that effectively limited maximum student enrollment.

72.	A seventeenth classroom was to be created by Crescent from second floor school offices during the 2006-2007 school year.

73.	With seventeen classrooms, Crescent Academy could reasonably accommodate 326 students and, if necessary, accommodate up to a maximum of 346 students without severe overcrowding.

74.	The following table shows the maximum capacity of the seventeen classrooms:

Classroom Capacity

Grade/ Room #	Capacity
Kindergarten- 104	18-20
Kindergarten- 106	18-20
First Grade- 108	18-20
First Grade- 110	15
Second Grade- 105	15
Second Grade- 112	18-20
Second Grade-114	18-20
Third Grade- 116	18-20
Third Grade- 118	18-20
Fourth Grade- 212	16
Fourth Grade- 218	20-22
Fifth Grade-210	20-22
Sixth Grade- 207	24
Sixth Grade- 208	18-20
Seventh Grade-204	24
Seventh Grade-205	24
Eighth Grade-202	24
Total	326-346

Helicon Caused Crescent to Agree to Purchase the School Building for $5 Million, Payoff the Helicon Cash Flow Loans and Finance the Purchase and Payoff By Issuing Municipal Revenue Bonds.

75.	SAAS, operating through Witucki and Gilliam, proposed to Crescent Academy that it purchase the School Building from SAAS for $5 million (or almost $157 per square foot), and finance the purchase through the issuance of the Bonds.

76.	Witucki, operating thru Helicon, also proposed to Crescent Academy that it payoff the Helicon Cash Flow Loans through the issuance of the Bonds.

77.	The attorney, Kevin Foley, was one of the initial members of SAAS.

78.	A decision was made by Witucki (acting through SAAS and Helicon) and Foley (acting in his individual capacity) that Foley would resign his ownership interest in SAAS and would become counsel to Crescent Academy.

79.	Witucki, acting through Helicon, caused Crescent Academy to appoint Foley counsel to Crescent Academy.

80.	Foley resigned his ownership interest in SAAS and, acting through the Foley Law Firm, became counsel to Crescent Academy for the 2005–2006 school year.

81.	Foley, acting through the Foley Law Firm, was reappointed counsel to Crescent Academy for the 2006–2007 school year.

82.	Foley did not cause his prior participation in the ownership of SAAS with Witucki and Gilliam to be disclosed in the Official Statements or in the Foley Legal Opinion.

83.	Foley was aware of Witucki and Gilliam’s ownership interest in SAAS and Witucki’s position as Manager of SAAS when he was acting as counsel to Crescent Academy.

84.	Foley, acting through the Foley Law Firm represented and advised Crescent Academy in connection with the purchase of the School Building, payoff of the Capital Leases, and the issuance of the Bonds.

85.	Many school buildings in the Detroit area had sold in the years preceding the issuance of the Bonds for between $38 per square foot and $75 per square foot. Only a few school buildings sold for approximately $100 per square foot.

86.	The 34,000 square foot Crescent Academy School Building was not worth more than about $94 per square foot or about $3,200,000 at the time of its purchase from SAAS for $5 million in 2006.

87.	In October 2006, Gilliam (as Recording Secretary of Crescent Academy) presented a memorandum to the Crescent Academy board of directors addressing the purchase of the School Building and related matters which stated that Crescent Academy would save money by owning the School Building, would avoid paying the future $550,000 in base lease payments, and would build “equity” in the School Building.

88.	Witucki (acting as the Manager of SAAS, the President of Helicon and the Chief Administrative Officer of Crescent Academy), Gilliam (acting through Helicon and as Recording Secretary to the Crescent Academy board of directors), and Foley, acting through the Foley Law Firm, caused Crescent Academy to approve the purchase of the School Building for $5 million without getting any independent or disinterested appraisals of the market value of the School Building.

Sims and MCM were Hired to be the Underwriters of the Bonds.

89.	Witucki and Gilliam, operating through Helicon, caused Crescent Academy to approve Sims and MCM to act as underwriters in connection with the issuance of the Bonds.

90.	As an underwriter, offeror and seller of the Bonds, Sims owed a duty to potential bond purchasers, including the Plaintiffs, to have a reasonable basis for believing in the accuracy of the key representations of the issuer, Crescent Academy, and based upon that belief, to make full, fair and accurate disclosure in the Official Statements of all material facts the Plaintiffs needed to make an informed investment decision.

91.	As an underwriter, MCM was an offeror of the Bonds to the Plaintiffs and owed a duty to the Plaintiffs to have a reasonable basis for believing in the accuracy of the key representations of the issuer, Crescent Academy, and based upon that belief, to make full, fair and accurate disclosure in the Official Statements of all material facts which the Plaintiffs needed to make an informed investment decision.

92.	Sims and MCM were sophisticated underwriters of charter school bonds and knew that the keys to success of Crescent Academy and the Bond issue were compliance with Michigan law, compliance with the Charter Contract, actual student enrollment, the ability of Crescent to substantially expand student enrollment, and the market value of the School Building which was the sole collateral for the Bonds.

93.	As sophisticated underwriters of charter school bonds, Sims and MCM also knew the potential for conflicts of interest existed between Helicon and Crescent, and knew that conflicts of interest could violate Michigan law and the Charter Contract.

The Dorsey Law Firm was Hired as Underwriters’ Counsel and Special Tax Counsel.

94.	The Dorsey Law Firm has extensive experience acting as underwriters’ counsel, bond counsel and special tax counsel in all manner of municipal bond offerings including the underwriting and issuance of revenue bonds to finance public school academies.

95.	Sims and MCM retained the Dorsey Law Firm to act as underwriters’ counsel and special tax counsel in connection with the Crescent Academy bond issue.

96.	As underwriters’ counsel, the Dorsey Law Firm knew and understood that its clients, Sims and MCM, owed a duty to potential Bond purchasers to form a reasonable belief regarding the accuracy of the key representations of Crescent Academy, and to make full and fair disclosure of all material facts in the Official Statements so that potential bond purchasers could make fully informed investment decisions.

97.	As underwriters’ counsel, the Dorsey Law Firm assisted Sims and MCM with conducting due diligence and was primarily responsible for drafting the Official Statements on behalf of Sims and MCM. The Dorsey Law Firm made and approved all representations contained in the Official Statements.

98.	As “Special Tax Counsel,” the Dorsey Law Firm provided what is known as a “unqualified tax opinion,” opining that interest on the Bonds was not subject to federal income taxation.

99.	Underwriters’ counsel, bond counsel and “special tax counsel” must also be cognizant of the potential for conflicts of interest.

100.	As experienced underwriter’s counsel and bond counsel, the Dorsey Law Firm knew conflicts of interest existed between Witucki, Gilliam, Helicon and Crescent Academy, and knew that the conflicts of interest could violate Michigan law and the Charter Contract.

101.	As underwriters’ counsel and as special tax counsel, the Dorsey Law Firm owed a duty to purchasers of the Bonds to not approve the Official Statements and to not issue the tax opinion unless and until the Dorsey Law Firm was reasonably satisfied that the disclosure contained in the Official Statements was complete, accurate and was not misleading in any material respects and the issuance of the Bonds was lawful and was not in violation of the Charter Contract.

Darnell & Meyering was Hired to Examine the Financial Forecast and Audit the Financial Statements.

102.	Crescent Academy was required by law to have the annual financial statements prepared on its behalf by Helicon audited by an independent CPA firm.

103.	Witucki, operating through Helicon, caused Crescent to hire the Darnell CPA Firm to conduct an audit examination of the Financial Statements and to examine the Financial Forecast.

104.	The Darnell CPA Firm was staffed with certified public accountants licensed to practice accounting in Michigan, was knowledgeable about and was required to comply with the requirements of Generally Accepted Accounting Principals (“GAAP”), Generally Accepted Auditing Standards (“GAAS”) and Generally Accepted Government Accounting Standards (“GAGAS”).

105.	GAAP encompasses the accounting conventions, rules and procedures necessary to define accepted accounting practice at a particular time, and includes both broad guidelines of general application and detailed practices and procedures.

106.	GAAS for non-publicly held entities like Crescent Academy are promulgated by the American Institute of Certified Public Accountants (“AICPA”).

107.	GAAS generally relates to the measures of the quality of the performance of those acts and the objectives to be attained by the use of the procedures.

108.	GAGAS contain professional requirements together with related explanatory material for the audits of government entities and entities that receive government awards.

109.	As an experienced Michigan accounting firm staffed with licensed certified public accountants, the Darnell CPA Firm knew that completeness in an auditing context requires that the auditor plan and perform the audit to provide reasonable assurance that the financial statements, including the accompanying footnote disclosures, are free from material misstatement.

110.	The examination of the Financial Forecast by the Darnell CPA Firm amounted to an attestation engagement within the meaning of the AICPA Statement on Standards for Attestation Engagements (the “AICPA Attestation Statement”).

111.	An examination of a financial forecast is designed to provide a high level of assurance to users of the forecast, including potential purchasers of the Bonds.

112.	The Darnell CPA Firm provided a high level of assurance to potential purchasers of the Bonds, including the Plaintiffs, by issuing an unqualified attestation opinion dated October 31, 2006 which represented:

a.	The Darnell CPA Firm’s “examination was made in accordance with attestation standards for an examination of a forecast” as set forth by the AICPA.

b.	The Darnell CPA Firm further represented that, “we believe that our examination provides a reasonable basis for our opinion and that, the underlying assumptions provide a reasonable basis for management’s forecast.”

113.	The Darnell CPA Firm knew that the AICPA Statement required it to obtain sufficient evidence to provide a reasonable basis for the unqualified conclusions that it expressed in its attestation report.

114.	The Darnell CPA Firm knew that it should not express an unqualified conclusion unless the engagement has been conducted in accordance with the attestation standards set forth in the AICPA Statement.

115.	The Darnell CPA Firm knew that attestation standards have not been complied with if the practitioner has been unable to apply all the procedures that he or she considers necessary in the circumstances.

The SAAS School Building Lease, the Purchase of the School Building and the Issuance of the Bonds Violated the Crescent Academy Charter Contract.

116.	Article X, Section 10.5(a) of the Charter Contract provides that the director of the Bay Mills Community College Charter School’s Office can issue a notice of intent to revoke the Academy’s Charter, with reasonable belief that the Academy has failed to comply with applicable law or has defaulted on the terms and conditions of the Charter.

117.	Under Michigan law and the terms and conditions of the Charter Contract, a notice of intent to revoke the Crescent Academy’s Charter could lead to ultimate revocation of the Charter and the failure, both educational and financial, of Crescent Academy.

118.	Section 3.10 of the Charter Contract required Crescent Academy to obtain the prior written approval of the Bay Mills Board of Regents for any long-term financing that required a pledge or direction of Crescent Academy’s state school aid funds to a lender as security for the repayment of a debt.

119.	Section 10.3(b) and 10.4(c) of the Charter Contract provided that the Bay Mills Community College Board of Regents may revoke Crescent Academy’s charter if the directors and officers of Crescent Academy violate Michigan law or if the Academy defaults on the Charter’s terms, conditions, promises and representations.

120.	The proposed issuance of the Bonds to finance the purchase of the School Building was subject to Section 3.10 of the Charter Contract because the documents governing the issuance of the Bonds required Crescent Academy to direct 100% of its state school aid to U.S. Bank, as trustee for the Bonds, so that the trustee could pay up to 20% of the state school aid received by Crescent Academy towards paying the annual payments required under the Bonds.

121.	Sims, MCM, the Dorsey Law Firm, the Foley Law Firm, Helicon, Witucki and Gilliam all read the Charter Contract and, therefore, knew that failure to obtain written approval from Bay Mills for the School Building financing or the Bond financing would result in a violation of the Charter Contract.

122.	Bay Mills never gave written approval for either the purchase of the School Building or the issuance of the Bonds.

123.	Sims, MCM, the Dorsey Law Firm, the Foley Law Firm, Helicon, Witucki and Gilliam all knew that the required written approval was never obtained because such written approval did not exist.

Witucki and Gilliam Violated the Michigan Conflicts Act, the Michigan Budget Act and

Caused Crescent to Violate the Charter Contract.

124.	The Contracts of Public Servants With Public Entities Act (the “Conflicts Act”), MCL 15.321(a), defines public servant as “all persons serving any public entity, except members of the legislature and state officers who are within the provisions of Section 10 of Article 4 of the state constitution as implemented by legislative act.”

125.	The Uniform Budget and Accounting Act (the “Budget Act”), MCL 141.422(b), defines Chief Administrative Officer as “the official granted general administrative control of an authority or organization of government established by law that may expend funds of the authority or organization.”

126.	The Budget Act, MCL 141.438(1), states that a Chief Administrative Officer “shall not create a debt or incur a financial obligation on behalf of the local unit unless the debt or obligation is permitted by law.”

127.	As Crescent Academy’s Chief Administrative Officer, Witucki was a public servant subject to the provisions of the Conflicts Act.

128.	A Chief Administrative Officer is an officer, director, or employee as defined by the Conflicts Act.

129.	The Conflicts Act, MCL 15.322(1), prohibits public servants from being a party, directly or indirectly, to a contract between the public servant and the public entity of which the public servant an officer or employee.

130.	The Conflicts Act, MCL 15.322(2), also prohibits public servants from directly or indirectly soliciting a contract between a public entity of which the public servant is an employee or officer and the public servant or any entity of which the public servant is a partner, member, or employee.

131.	The Conflicts Act further prohibits an employee or officer of a public body from taking any part in the negotiations for such a contract, for taking part in the contract approval, and from representing either party in the transaction.

132.	Helicon, Witucki and Gilliam directly and indirectly solicited Crescent Academy to enter into contracts to purchase the School Building from SAAS and to enter into the Helicon Cash Flow Loans with Helicon.

133.	Helicon, Witucki and Gilliam both directly and indirectly took part in the negotiations for such contracts and took part in the contract approval process, all in violation of the Conflicts Act.

134.	Contracts involving prohibited activities are avoidable pursuant to MCL 15.325(1) in an action brought by the public entity against any person, firm, corporation or trust that entered into the contract, or took in an assignment of a contract, with actual knowledge of the prohibited activity.

135.	The above alleged conflicts of interest of Witucki and Gilliam violated the Conflicts Act and the Budget Act.

136.	Each of the Defendants reviewed the Consultancy Services Agreement, knew that Witucki was the President of Helicon, knew that Witucki exercised control over Helicon, and knew that Helicon exercised control over Crescent Academy.

137.	Each of the Defendants either knew Witucki was the Chief Administrative Officer of Crescent Academy and that Gilliam was the Recording Secretary to the Crescent Board of Directors, or, in an extreme and reckless departure from the standards of ordinary care, each of the Defendants failed to obtain such knowledge.

The Issuance of the Crescent Academy Bonds through Drew Academy Violated Michigan Law, the Drew Academy Charter Contract and the Crescent Academy Charter Contract.

138.	Sims, MCM, the Dorsey Law Firm and the Foley Law Firm determined that Crescent Academy could not purchase the School Building, and could not directly issue the Bonds, unless another entity which had those abilities took title to the School Building on behalf of Crescent and served as a conduit issuer of the Bonds.

139.	Each of the Defendants was already working with Drew Academy with respect to the purchase of the Drew Academy school building and the issuance of bonds by Drew Academy.

140.	Sims, MCM, the Dorsey Law Firm and the Foley Law Firm caused Crescent Academy and Drew Academy to decide that Drew Academy would take title to the Crescent Academy School Building by purchasing it from SAAS, and then sell it to Crescent Academy, and that Drew Academy would serve as a conduit issuer of the Crescent Academy Bonds.

141.	Drew Academy was chartered through the Central Michigan University in July 2005.

142.	Ralrom Properties, LLC, (“Ralrom”) purchased the land on which the Drew Academy school building is located and built a new school building during 2005-2006 for use as the Drew Academy school building (the “Drew Academy School Building”).

143.	There were many similarities between the Crescent Academy and Drew Academy school building purchases and bond issues:

a.	Witucki was both a member of and the Manager of Ralrom;

b.	Ralrom leased the Drew Academy School Building to Drew Academy, and the lease agreement between Ralrom and Drew contained a provision which provided that Drew Academy had an option to purchase the Drew Academy School Building;

c.	The lease agreement for the Drew Academy school building provided for substantially above market rate rental payments which were substantially in excess of lease rates paid by other comparable public school academies;

d.	The operations of Drew Academy were handled by Helicon pursuant to a Consultancy Services Agreement signed by Witucki as the President of Helicon;

e.	Witucki, operating through Helicon, caused Drew Academy to make him Chief Administrative Officer;

f.	Witucki and Gilliam, acting through Ralrom, offered to sell the Drew Academy School Building to Drew Academy for $5 million;

g.	Witucki signed documents dealing with the sale of the Drew Academy School Building to Drew Academy as the Manager of Ralrom;

h.	Witucki, acting through Helicon, proposed that Drew Academy finance the purchase of the Drew Academy School Building through the issuance of municipal revenue bonds;

i.	Sims and MCM acted as the underwriters for $5,935,000 in face value of Full-Term Certificates of Participation, Series 2006, Dr. Charles Drew Academy;

j.	Kevin Foley, then a partner in the Allen, James & Foley, P.C. law firm, acted as counsel to Drew Academy in connection with the purchase of the Drew Academy School Building and the underwriting, issuance and sale of the Drew Academy Bonds;

k.	Helicon prepared a five-year financial forecast for Drew Academy and prepared financial statements for the fiscal year-ended June 30, 2006 for Drew Academy;

l.	Helicon caused Drew Academy to hire the Darnell CPA Firm to examine the financial forecast for Drew Academy and to audit the Drew Academy financial statements for the fiscal year-ended June 30, 2006;

m.	The Drew Academy Financial Forecast and the Drew Academy financial statements were attached to the Official Statements for the Drew Academy Bond issue;

n.	The Dorsey Law Firm acted as underwriters’ counsel to Sims and MCM, acted as bond counsel and special tax counsel, and assisted Sims and MCM in conducting due diligence on the Drew Academy Bonds and in drafting the Drew Academy Official Statements; and

o.	Kevin Foley, acting through the Allen, James & Foley law firm, issued an opinion in connection with the closing on the Drew Academy Bond issue which, among other things, opined that the Drew Academy Bonds were properly issued and that the Bond issue did not violate Michigan law or the Drew Academy Charter Contract.

144.	The purchase of the Drew Academy school building and the issuance of the Drew Academy Bonds violated Michigan law, and violated the terms and conditions of the Drew Academy Charter Contract for many of the same reasons that the purchase of the School Building by Crescent Academy and the issuance of the Crescent Academy Bonds violated Michigan law and the terms of the Crescent Academy Charter Contract.

145.	Michigan law, Section 504b, MCL 380.504b provides that public school academies may take action to carry out the purposes for which they were incorporated including acquiring, holding and owning in its own name, real and personal property and the ability to sell or convey the property as the interests of the public school academy require.

146.	Michigan law did not clearly allow public school academies like Drew Academy to act as conduit financiers and as lenders for other public school academies.

147.	The legitimate interests of Drew Academy did not include or require acting as a conduit issuer for the Crescent Academy Bond issue, and did not include taking title to the Crescent Academy School Building on behalf of Crescent Academy.

148.	As the chartering entity for Drew Academy, Central Michigan University was responsible for oversight of Drew Academy’s financial affairs, compliance with Michigan law and compliance with the Drew Academy Charter Contract.

149.	Central Michigan University never gave its approval for Drew Academy to take title to the Crescent Academy School Building and to act as a conduit issuer for the Crescent Academy Bonds.

150.	Defendants Helicon, Witucki, Sims, MCM, the Dorsey Law Firm and the Foley Law Firm all knew Drew Academy did not have the approval of Central Michigan University to act as a conduit issuer on behalf of Crescent Academy, but nonetheless caused Drew Academy to act as a conduit issuer of the Crescent Academy Bonds and take the title to the Crescent Academy School Building.

151.	The Drew Academy Bonds were issued on November 20, 2006, about three weeks before the Crescent Academy Bonds were issued.

152.	Drew Academy’s status as a conduit issuer of the Crescent Academy Bonds, the violations of the Drew Academy Charter Contract and the violations of Michigan law by Drew Academy provided additional grounds for Bay Mills to issue its notice of intent to revoke the Crescent Academy Charter Contract.

153.	Witucki, acting in his roles as President of Helicon and Chief Administrative Officer of both Crescent Academy and Drew Academy, caused Drew Academy to approve and Drew Academy to enter into an Installment Purchase Agreement with SAAS for the purchase by Drew Academy of the Crescent Academy School Building. Witucki signed the Installment Purchase Agreement as the “MNG Partner” (or Manager) of SAAS.

154.	As a key contract relating to the sale of the School Building and the issuance of the Bonds, Defendants Sims, MCM, the Dorsey Law Firm and the Foley Law Firm

read the Installment Purchase Agreement between Drew Academy and SAAS for the Crescent Academy School Building and learned (if they did not already know) that Witucki was the “MNG Partner” (or Manager) of SAAS.

The Defendants Knew Bay Mills and Central Michigan University had a Vested Interest in Ensuring that Crescent Academy and Drew Academy Complied with Michigan Law and the Terms of their Charter Contracts.

155.	Michigan law and the contracts entered into between chartering entities and public school academies provide that the chartering entity has the authority to revoke a charter in the event the school has violated Michigan law, has violated the charter or cannot meet its financial obligations.

156.	The state of Michigan may revoke the ability of a chartering authority, like Bay Mills Community College, to charter schools if schools chartered by the chartering authority violate Michigan law or the terms of the school charter.

157.	Charter schools are generally opposed by teachers’ unions and democrats and are favored by republicans and, as a result, are a high profile political issue.

158.	Public school academies are allowed, under Michigan law, to pay the chartering entity an oversight fee of up to three percent of the academy’s revenues to compensate the chartering entity for oversight of the school’s activities. The Crescent Academy Charter Contract provides for the payment of a three percent fee to Bay Mills.

159.	Each of the Defendants was aware of the above alleged facts and, therefore, knew that chartering authorities like Bay Mills, have legal, contractual, political and financial incentives to ensure that the schools they charter comply with Michigan law, comply with the conditions of the school charter and meet their financial obligations.

160.	In view of the above alleged provisions of Michigan law, Defendants Sims, MCM, the Dorsey Law Firm and the Foley Law Firm knew that it was critical to the ultimate success of Crescent Academy that the purchase of the School Building and the issuance of the Bonds was approved in writing by Bay Mills and Central Michigan University and was in strict accordance with Michigan law and the terms of the Charter Contract.

161.	Sims, MCM, the Dorsey Law Firm and the Foley Law Firm nonetheless intentionally failed to ensure that written approval was obtained from Bay Mills and Central Michigan University.

The Darnell CPA Firm was Required to Make Disclosure Regarding the Conflict of Interest Transactions because they were also Related Party Transactions.

162.	GAAS and GAGAS mandate audit procedures to identify and disclose material related party transactions.

163.	GAAP requires disclosure of the nature of such relationships, a description of the transaction, the dollar amounts, if any, and such other information deemed necessary to an understanding of the effects of the transactions on the financial statements.

164.	Related party transactions include transactions between an enterprise and its principal owners, management, or members of their immediate families and affiliates.

165.	Transfers of realty, use of property and equipment by lease or otherwise and borrowings and lendings are common types of related party transactions.

166.	The conflicts of interest with respect to the School Building Lease and the Helicon Cash Flow Loans are “related party” transactions under GAAP, GAAS and GAGAS.

167.	The School Building Lease and the Helicon Cash Flow Loans were material related party transactions because they did not involve compensation arrangements or expense allowances, involved a substantial amount of money and did not occur in the ordinary course of business.

168.	For all the above reasons, the Darnell CPA Firm knew the relationship between Witucki and Helicon (through Witucki’s ownership interest in Helicon and his status as president of Helicon, through Witucki’s relationship as Chief Administrative Officer of Crescent Academy, and through Witucki’s status as a member and the Manager of SAAS) amounted to relationships which enabled Witucki to exercise a material degree of influence and control over Crescent Academy and its Board of Directors such that Witucki caused Crescent Academy to abrogate its independent interests to the pecuniary self-interests of Witucki, Helicon, Gilliam, and SAAS.

169.	As an experienced Michigan accounting firm staffed with licensed certified public accountants, the Darnell CPA Firm knew that the School Building Lease transaction and the Helicon Cash Flow Loans were related party transactions under Michigan Law and applicable accounting standards.

170.	The Darnell CPA Firm knew that, prior to the issuance of the Financial Statements, the Michigan Department of Education (“MDE”) issued an Accounting and Audit Alert that, in part, provided that schools “properly document related party transactions (RPT) in the footnotes to the financial statements” and specifically identified “sale or lease of real estate, buildings and equipment” as examples.

171.	As the independent auditor of Crescent Academy, the Darnell CPA Firm was required to apply sufficient audit procedures to provide reasonable assurance that all related party transactions were adequately disclosed in the financial statements, and that material misstatements associated with identified related party transactions did not exist.

172.	As an experienced Michigan accounting firm staffed with licensed certified public accountants, the Darnell CPA Firm knew that the following accounting principles set the standard of care for its audit examination of the Financial Statements:

a.	There is a general presumption that transactions reflected in financial statements have been consummated on an arm’s-length basis between independent parties;

b.	The presumption is not justified when related party transactions exist because the requisite conditions of competitive, free-market dealings may not exist;

c.	It is possible for related party transactions to be arranged to obtain results desired by the related parties with the resulting accounting measures not accurately representing the true nature of the transaction;

d.	Relationships between parties may enable one of the parties to exercise a degree of influence over the other such that the influenced party may be favored or caused to subordinate its independent interests;

e.	Related party transactions may be controlled entirely by one of the parties so that those transactions may be affected significantly by considerations other than those in arm’s-length transactions with unrelated parties;

f.	Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive free-market dealings may not exist;

g.	Some related party transactions may be the result of the related party relationship and without the relationship may not have occurred or may have occurred on different terms;

h.	The Financial Accounting Standards Board (“FASB”) has stated that an enterprise’s financial statements may not be complete without additional explanations of and information about related party transactions and may not be reliable without such additional explanation and information;

i.	FASB has stated that relevant information is omitted if accurate disclosures about significant related party transactions are not made;

j.	Business structure and operating style are sometimes deliberately designed to obscure related party transactions;

k.	An auditor should place emphasis on auditing material transactions with parties he knows are related to the reporting entity;

l.	After identifying related party transactions, the auditor should apply the procedures he considers necessary to obtain satisfaction concerning the purpose, nature, and extent of these transactions and their effect on the financial statements;

m.	The procedures should be directed toward obtaining and evaluating sufficient competent evidential matter and should extend beyond inquiry of management;

n.	Procedures that should be considered include obtaining an understanding of the business purpose of the transaction;

o.	Until the auditor understands the business sense of material transactions he cannot complete his examination;

p.	If an auditor lacks sufficient specialized knowledge to understand a particular transaction, the auditor should consult with persons who do have the requisite knowledge; and

q.	Procedures that should be considered should include the examination of invoices, executed copies of agreements, contracts, and other pertinent documents.

173.	GAGAS provides that auditors should be alert to situations or transactions that could be indicative of abuse, and if indications of abuse exist that could significantly affect the financial statement amounts or other financial data, auditors should apply audit procedures specifically directed to ascertain whether any abuses have occurred and the effects from such abuses on the financial statement amounts or other financial data.

174.	GAGAS also provides that auditors have the same responsibilities for detecting material misstatements arising from violations of provisions of contracts or grant agreements as they do for detecting those arising from fraud and illegal acts.

175.	As an experienced Michigan accounting firm that audits the financial statements of public school academies, the Darnell CPA Firm, knew that:

a.	The Michigan Council of Charter School Authorizers (“MCCSA”) publishes a manual titled “Public School Academy Oversight and Accountability Standards” (the “MCCSA Manual”) which, among other things, addresses related party transactions;

b.	The MCCSA Manual discusses the GAAP requirement of a public school academy to report related party transactions, in compliance with FAS 57; and

c.	The MCCSA Manual disclosed that The Office of the Auditor General (OAG) audited the Michigan Department of Education (“MDE”) Office of Education Options in 2002 and noted weakness in the internal control structures of some public school academies related to the disclosure of related party transactions.

176.	The MCCSA Manual further disclosed June 2003 letter from the MDE Director of the Office of Audits which states:

a.	MDE reviews related party transactions;

b.	MDE believes there is an inherent risk involved in less-than-arms-length transactions;

c.	MDE considers it a necessary part of MDE’s audit oversight to review related party transactions for fiscal integrity;

d.	The most common related party transactions noted by MDE are borrowing and lending, sale or lease of real estate, buildings and equipment and management agreements;

e.	MDE has stated that even though generally accepted auditing standards establish reporting requirements and require auditors to report related party transactions, in many cases the footnotes to the financial statements of public school academies do not include enough detail for the users to determine the purpose of the transactions;

f.	The first step in MDE’s review process is to gain an understanding of the nature of the related party transaction;

g.	The second step in MDE’s review process is to determine if the related party transaction was for fair market value;

h.	The MDE determines if a transaction was for fair market value by comparing the cost of the transaction to an independent market indicator or to an average of other school districts in Michigan;

i.	The MDE defines fair market value as the price an interested but not desperate buyer would be willing to pay and an interested but not desperate seller would be willing to accept on the open market assuming a reasonable period of time for an agreement to arise; and

j.	The MDE defines a fair market value transaction in a related party transaction as a transaction between two related or affiliated parties that is conducted as if they were unrelated, so that there is no question of a conflict of interest.

177.	The Darnell CPA Firm knew that public school academies were required to meet the above standards used by the MDE when conducting its audit examination of the Financial Statements.

Material Existing Facts Strongly Indicated That Crescent Academy Could Not Achieve Its Enrollment Goals.

178.	The key facts underlying the ability of Crescent Academy to pay its operating expenses, pay principal and interest on the Bonds and make all needed repair and replacement reserve deposits were: (1) actual student enrollment of 358 students at the time the Bonds were issued; and (2) the ability of the school to physically accommodate 425 students.

179.	Each of the Defendants knew that present and projected future student enrollment were the key factors that were being used to assess the economic feasibility of Crescent Academy and the ability of Crescent Academy to pay off the proposed Bonds.

180.	The POS represented that the School Building could accommodate 425 students and there were 358 students enrolled as of December 2006.

181.	Public school academies like Crescent Academy receive grant-in-aid payments based upon the sum of twenty-five percent of the students enrolled on “count day” for the last semester of the previous year and seventy-five percent of the students enrolled on “count day” for the first semester of the current year.

182.	The Crescent Academy spring 2005 actual enrollment based upon an “ErrorCheck/SRSD 2005–2006 SPRING FTE COUNT for PSA” record dated March 9, 2006, maintained by Crescent Academy was 216. Twenty-five percent of 216 is 54.

183.	The Crescent Academy fall 2006 actual enrollment based upon a “Membership Report” record dated September 27, 2006 which was signed by the principal of Crescent Academy and maintained by Crescent Academy was 334. Seventy-five percent of 334 is 251.

184.	The blended enrollment at Crescent Academy as of the end of September 2006 was 305 students.

185.	Crescent Academy maintained student enrollment summaries that showed actual enrollment declined from 334 students in late September 2006 to 322 students in December 2006.

186.	A “Crescent Academy Enrollment Totals–December Count” record for December 2006 which is maintained by Crescent Academy shows actual enrollment of 322, twelve students less than in late September 2006.

187.	The POS representation that Crescent Academy’s actual student enrollment was 358 students as of December 2006 inflated enrollment by 36 students (or eleven percent more than actual student enrollment).

188.	The Financial Forecast dated October 31, 2006 attested to by the Darnell CPA Firm was based upon assumed actual student enrollment of 350 (sixteen students more than were actually enrolled at the end of September 2006 and twenty-eight students more than were actually enrolled in December 2006) and assumed blended enrollment of 317 for the school year ending in June 2007 (twelve students more than the blended enrollment as of September 2006).

189.	Charter Contract Schedule 7, Section F, “Application and Enrollment of Students,” to the initial Charter Contract issued by Bay Mills stated: “The maximum enrollment shall be 384 students.”

190.	Section F further stated that: “The Academy will annually adopt maximum enrollment figures prior to its application and enrollment period.”

191.	Contract Schedule 6, “Physical Plant Description” to the initial Charter Contract contains a reproduction of architect drawings which did not accurately represent the final configuration of the renovated School Building, but did indicate that the classrooms in the renovated School Building could hold (albeit inaccurately) an average of twenty-four students.

192.	The architect drawings attached to the Charter Contract did not account for student space requirements that are essential to providing a reasonably high quality education but, nonetheless, indicated maximum student enrollment of 384 students (or an average of 24 students in each of the sixteen classrooms).

193.	With sixteen classrooms and an average of twenty-four students maximum per classroom, the maximum student enrollment would be 384 students (16 x 24), not 425 students.

194.	With seventeen classrooms and an average of twenty-four students maximum per class, the maximum student enrollment would be limited to 408 students, not 425 students.

195.	The July 2006 Amendment to the Charter Contract did not increase maximum student enrollment.

196.	Each of the Defendants knew that Bay Mills did not approve a maximum student enrollment of 425 students.

Material Existing Facts Strongly Indicated the School Building Was Not Worth Anywhere Close to $5 Million.

197.	The principal security for the Bonds (after the pledge of 20% of Crescent Academy’s grant-in-aid revenue) was an equitable mortgage on the School Building which was to take the form of Crescent Academy providing U.S. Bank (the trustee for the Bonds) with a warranty deed in the name of U.S. Bank which was held in trust and could be recorded by the trustee in the event Crescent Academy defaulted on its Bond obligations.

198.	As a result, each of the Defendants knew the market value of the School Building was to serve as additional security for the Bonds in the event Crescent Academy was not able to pay principal and interest on the Bonds. Each of the Defendants knew that it was, therefore, important that full and fair disclosure be made to Bond purchasers regarding the market value of the School Building.

199.	The $5 million purchase price for the School Building (which is almost $157 per square foot) substantially exceeded the actual fair market value of the School Building which was about $3.2 million (or about $94 per square foot).

Each of the Defendants Made Factual Representations to Potential Bond Purchasers in the Official Statements.

200.	Helicon, Witucki and Gilliam made all of the statements contained in the Official Statements which are attributed to Helicon.

201.	The Official Statements represent (on page 52) that, “All information contained in this Official Statement and exhibits hereto pertaining to Crescent have been furnished by Crescent or Helicon for use herein.”

202.	The Official Statements further represent that, “All information in this Official Statement and exhibits hereto pertaining to Helicon has been furnished by Helicon.”

203.	All information contained in the Financial Forecast and the Financial Statements was prepared by or at the direction of Helicon.

204.	As the principal authors of the Official Statements, Sims, MCM and the Dorsey Law Firm made all of the statements contained in the Official Statements.

205.	The Darnell CPA Firm examined the Financial Forecast and audited the Financial Statements and, therefore, made all of the representations contained in the Financial Forecast and Financial Statements.

206.	The Darnell CPA Firm made all of the statements in its unqualified audit opinion and unqualified attestation opinion regarding the Financial Forecast.

207.	The Foley Law Firm, as issuer’s counsel, participated in the underwriting process and the process of drafting the Official Statements on behalf of Crescent Academy, approved the content of the disclosure contained in the Official Statements for Crescent Academy and, therefore, made all of the statements contained in the Official Statements.

208.	As alleged in more detail below, the Foley Law Firm also issued a legal opinion (the “Foley Legal Opinion”) which among other things, opined that the issuance of the Bonds did not violate Michigan law or the terms and conditions of the Charter Contract. The Foley Law Firm made all of the statements contained in the Foley Legal Opinion.

The Official Statements, Financial Forecast and Audited Financial Statements

Contain False and Misleading Statements of Material Fact.

The Official Statements, Financial Forecast and Audited Financial Statements are Misleading due to the Failure to Disclose the Conflicts of Interest and Resulting Violations of Michigan Law and the Charter Contract.

209.	The Official Statements repeatedly make material representations regarding SAAS, the relationship between Helicon and Crescent Academy, the Installment Purchase Agreement and Drew Academy:

a.	Drew Academy is named as a co-issuer along with Crescent Academy on the cover page of the Official Statements;

b.	The cover page of the Official Statements make the following representations regarding the purchase of the School Building:

“The rights of SAAS Development, LLC (the “Seller”) to receive periodic payments (the “Purchase Payments”) and exercise remedies under the Installment Purchase Agreement dated as of December 1, 2006 (the “Drew Agreement”) by and between Drew and Seller and the right of Drew under the Installment Purchase

Agreement dated as of December 1, 2006 (the “Crescent Agreement”) by and between Drew and Crescent will be assigned by each of the Seller and Drew to the trustee pursuant to the Drew Agreement and the Crescent Agreement, respectively, all as more fully described herein (the Drew Agreement and the Crescent Agreement are collectively referred to as the “Installment Purchase Agreements”);”

c.	The Official Statements, at page iv, under the subheading “School Management” represent that Crescent has entered into a three-year Consultancy Services Agreement with Helicon and provides additional information indicating that Helicon specialized in providing primary and secondary educational institutions with a variety of educational services and products including business management, curriculums, educational programs, teacher training and technology. This section also represents that Helicon provided management services for thirteen charter schools and would provide Crescent all labor, material and supervision necessary for the provision of educational service to students and would provide for the personnel, management, operation and maintenance of Crescent;

d.	The Installment Purchase Agreements are described again on page v of the Official Statements under the heading “The Installment Purchase Agreements;”

e.	At page v under the subheading “Actual and Forecast Student Enrollment and Per Year Foundation Allowance” the Official Statements contain a table showing actual student enrollment for 2005 and 2006 and projected enrollment based upon Helicon’s experience in managing similar facilities for fiscal years 2008 through 2011;

f.	The Installment Purchase Agreements are described again on page 3 of the Official Statements under the heading “The Installment Purchase Agreements;”

g.	On page 3 in the “Risk Factors” section under the subheading “Charter Renewal/Revocation/Extension Risk,” the Official Statements address the ability of Central Michigan University to revoke the Drew Academy Charter and represent that any revocation, cancellation or decision not to renew or extend the Drew Academy Charter would be an event of default under the Installment Purchase Agreements and would have an adverse impact on the Crescent Academy Bond issue;

h.	In the “Risk Factors” section under the subheading “Results of a Termination of the Installment Purchase Agreements” on page 10 of the Official Statements, it is represented that it may not be possible for bondholders to obtain sufficient proceeds from the sale of the project after a default under the Installment Purchase Agreements to equal the aggregate principal amount of the Bonds then outstanding plus accrued interest;

i.	At page 25 under the heading “Crescent Academy” the Official Statements identify the Board of Directors but do not disclose that Jeremy Gilliam, a Helicon employee and owner of SAAS was Recording Secretary to the Board of Directors and fails to disclose that Michael Witucki was Chief Administrative Officer of the Academy;

j.	Under the heading “Helicon Associates, Inc.” at page 41, the Official Statements represent that Helicon provides Crescent assistance with all financial matters but fail to disclose the link between SAAS and Helicon through Witucki and Gilliam;

k.	Under the heading “Summary of Legal Documents” and the subheading “The Installment Purchase Agreements” the following representation is made:

“The Installment Purchase Agreements are being entered into as a means of financing and acquiring the project. The Installment Purchase Agreements contain the terms and conditions under which the project will be acquired ultimately by Crescent.”

The provisions of the Installment Purchase Agreements continue to be addressed under the subheadings “Term of Installment Purchase Agreements,” “Purchase Payment,” “Purchase Payment Deposits,” “Additional Obligations” and “Title” on page 43 of the Official Statements;

l.	The Official Statements address events of default under the Crescent Installment Purchase Agreement (or “Crescent Agreement”) on pages 44 and 45 of the Official Statements. The events of default recited in the Official Statements include the loss by Crescent of its charter and any representation or warranty made by Crescent in the Crescent Agreement is false or misleading in any material respect;

m.	Events of default under the Drew Academy Installment Purchase Agreement (or “Drew Agreement”) are addressed on page 45 of the

Official Statements and include the loss by Drew of its charter, any representation or warranty made by Drew in the Drew Agreement is false or misleading in any material respect and any event of default under the Crescent Agreement;

n.	Note 19, “Management Company” of the Financial Forecast addresses the relationship between Helicon and Crescent Academy but fails to disclose the link (and related party transaction) between SAAS and Helicon through Witucki and Gilliam and the resulting egregious and irreconcilable conflicts of interest;

o.	The audited Financial Statements address the Academy’s School Building Lease with SAAS but fail to disclose the link (and related party transaction) between SAAS and Helicon through Witucki and Gilliam and the resulting egregious conflicts of interest;

p.	Note 6 of the Financial Statements, “Long Term Debt,” makes representations regarding two “Capital Leases” between “Helicon Assoc.” and Crescent Academy for “the acquisition of fixed assets and textbooks” but fails to disclose that these leases were created by Helicon at the end of Crescent Academy’s school year to cover up its existing and future cash flow deficiencies; and

q.	Note 7 to the Financial Statements addresses the School Building Lease agreement between SAAS and the Academy but fails to disclose the link (and related party transaction) between SAAS and Helicon through Witucki and Gilliam and the resulting egregious conflicts of interest.

210.	Each of the above statements is misleading due to the failures to disclose the following material facts: (a) the conflicts of interest; (b) the violations of Michigan law; (c) violations of the Charter Contracts of both Crescent Academy and Drew Academy; (d) lack of prior written approval by Central Michigan University; and (e) lack of prior written approval by Bay Mills of the financing transactions, which, taken together or individually, would likely result in the revocation of the Crescent Academy Charter Contract, the complete failure (both educational and financial) of Crescent Academy, and the inability of Crescent Academy to pay principal and interest on the Bonds.

The Official Statements and Financial Forecast Misrepresent Actual Student Enrollment and Maximum Student Enrollment.

211.	The Official Statements, Financial Forecast and Audited Financial Statements repeatedly make material representations regarding actual student enrollment and maximum student enrollment at Crescent Academy:

a.	At page iii, the Official Statements represent: “Crescent has enrolled 358 students in grades K-8 for the 2006-07 school year. Crescent projects future enrollment as follows: 375 students for 2007-08; 425 students for 2008-08; 425 students in 2009-2010 and 425 students in 2010-11.”

b.	At page iv of the Official Statement under the subheading “The Project” the representation is made, “the project is able to accommodate 430 students.”

c.	The Official Statement, at page 7, represents that student enrollment was 358 for the 2006-2007 school year.

d.	At page 7 of the Official Statement under the subheading “Existing and Prospective Operations Generally” the representation is made, “the Project has a capacity of 430 students, and Crescent will have to attract and maintain a large student population.”

e.	At page 26 the Official Statement represents “Total Enrollment” for “2006–2007” to be 358 students.

f.	At page 28 under the heading “Students” the Official Statement reports historical data regarding the “number of students enrolled at Crescent” and represents that 358 students were enrolled as of December 2006 for the 2005-06 school year (which, when read in context with the above representations regarding student enrollment can be readily understood to be a reference to the 2006-2007 school year).

g.	At page 42 of the Official Statement under the subheading “The Project” the representation is made, “the Project is able to accommodate 430 students.”

h.	Note 6, of the Financial Forecast under the “Revenue” heading and the “State Grant-In-Aid” subheading represents that “revenues are forecasted based upon student count” and the forecasted students per fiscal year for fiscal year 2007 was 350.

i.	Note 6 of the Financial Forecast under the “Revenue” heading and the “State Grant-In-Aid” subheading represents that “Revenues are forecasted based upon student count” and forecasts that the Academy would have 425 students for the school years ending June 30, 2009-2011.

212.	All of the above alleged statements regarding actual student enrollment and maximum student enrollment contained in the Official Statements, the Financial Forecast and the Financial Statements are false because actual student enrollment at the Crescent Academy as of December 2006 (when the Bonds were issued) was about 322 students, not the 350 “forecasted students” represented in the Financial Forecast (dated October 31, 2006) and not the 358 actual student enrollment represented in the Official Statements.

213.	The above alleged statements regarding maximum student enrollment of 425 are false because Crescent Academy’s School Building was configured such that it could reasonably accommodate no more than about 346 students.

The Official Statements and Financial Forecast are Misleading Due to the Failure to Disclose that the Market Value of the School Building was Substantially Less Than $5 Million.

214.	The Official Statements and Financial Forecast repeatedly make material representations regarding the purchase price of the School Building:

a.	The cover page of the Official Statement addresses the “rights of SAAS (the “seller”) to receive periodic payments defined as the “Purchase Payments” that are defined as Crescent Academy’s payments of the full $5 million purchase price;

b.	At page iv, the Official Statements represent, “The Project cost is $5,000,000;”

c.	The Official Statement, page 42, states: “SAAS, a Michigan limited liability company, (the “Seller”), has entered into the Offer to Purchase Agreement with Crescent whereby it has agreed to sell the Project for the stipulated sum of $5 million.”;

d.	Note 7 to the Financial Forecast, titled “Operating Lease Agreement,” addresses the School Building Lease agreement and states:

“The lease agreement contains a purchase option effective April 1, 2008. This purchase option allows the Academy to obtain the real estate for the market value on the option date.”

e.	The entire Financial Forecast is directed at evaluating the ability of Crescent Academy to repay the Bonds based upon a $5 million purchase price for the School Building.

215.	The above alleged representations in the Official Statement and Financial Forecast regarding the purchase of the School Building and SAAS are misleading due to the failure to disclose the following material facts:

a.	The ownership interest and employee status of Witucki in Helicon;

b.	The membership and management interests of Witucki in SAAS;

c.	Witucki’s position as Chief Administrative Officer of Crescent Academy;

d.	The membership interest of Gilliam in SAAS;

e.	Gilliam’s acting as Recording Secretary for the Crescent Academy board of directors and presenting the financial memorandum justifying $5 million purchase price based upon the cost savings to Crescent Academy as a result of no longer having to make lease payments on the School Building;

f.	Gilliam’s position as an employee or agent of Helicon, and agent of Witucki;

g.	The School Building Lease (with the embedded market value purchase option) between Crescent Academy and SAAS was not an arm’s length transaction, was an insider transaction rife with undisclosed conflicts of interest, and the School Building Lease rate was inflated over comparable lease rates;

h.	Crescent Academy was paying substantially more per square foot under the School Building Lease with SAAS than other schools in the Detroit area;

i.	The sale of the School Building to the Academy was not an arm’s length transaction and was an insider transaction rife with undisclosed conflicts of interest;

j.	The $5 million purchase price was inflated substantially beyond what other entities were paying per square foot to buy school buildings in and around the Detroit, Michigan area; and

k.	The Academy was paying substantially in excess of market value for the School Building;

The Official Statements and Financial Forecast are Misleading Due to the Failure to Disclose the Fact that the Helicon Cash Flow Loans were Entered into to Conceal Cash Flow Problems.

216.	The Official Statements and Financial Statements make material representations regarding the Helicon Cash Flow Loans:

a.	The Risk Factors section of the Official Statements under the subheading “Outstanding Obligations” (pages 9-10) addresses the existence of three capital leases for the purpose of equipment financing, their monthly payments and their maturity.

b.	The same representations are made again on page 41 of the Official Statements under the subheading “Debt Summary” with the added representation that the capital leases were “to be refinanced with proceeds of the 2006 certificates.”

c.	Note 6, captioned “Longterm Debt” to the Financial Statements identifies three capital leases, represents that two of the capital leases are with “Helicon Assoc.” and represents that approximately $702,000 of Crescent Academy’s long-term debt is attributable to the capital leases with Helicon.

d.	Note 6 further represents that “the Academy has outstanding leases for the acquisition of fixed assets and textbooks” and represents that two of the leases totaling $702,259 are with Helicon.

e.	The audited Financial Statements state under the subheading “Financial Analysis of the Academy as a Whole”:

“The Academy’s stable financial condition is the product of many factors. The primary reasons are the number of students enrolled and the management of expenses to bring them into line with the Academy’s revenue.”

217.	The above representations are misleading due to the failure to disclose the related party nature of the Helicon Cash Flow Loans, the conflicts of interest in the negotiation of the Helicon Cash Flow Loans, the failure to disclose that the “capital leases” were really a disguised form of cash flow deficiency financing orchestrated by Helicon at the end of each school year that violated state of Michigan law, and hid the inability of Crescent Academy to have adequate monthly cash flow to pay all of its obligations as they became due.

The Foley Legal Opinion Contained False and Misleading Statements.

218.	The Foley Law Firm, acting in the capacity of issuer’s counsel, issued the Foley Legal Opinion in connection with the closing on the Bond issue, and opined that the Bond issue was undertaken in compliance with Michigan law and did not violate the terms of the Charter Contract.

219.	A “Form of Opinion of Foley & Robinette, PC” in substantially the same form as the final Foley Legal Opinion was attached as part of Appendix D of the Official Statements for Bond purchasers to review and rely upon in connection with making a purchase decision.

220.	The Foley Law Firm reviewed and approved the content of the “Form of Opinion of Foley & Robinette, PC” prior to its inclusion as part of Appendix D to the Official Statements.

221.	The “Form of Opinion of Foley & Robinette, P.C.” and the final Foley & Robinette Opinion was addressed to U.S. Bank National Association as Trustee for the Bonds.

222.	The Foley Law Firm issued the Foley Legal Opinion and approved the “Form of Opinion of Foley & Robinette, P.C.” with the knowledge, expectation and belief that they would reasonably be relied upon by potential purchasers of the Bonds.

223.	The Foley Law Firm, having obtained knowledge of facts as set forth throughout this Complaint, owed a duty to Crescent Academy and to potential Bond purchasers to not go forward with the issuance of any opinions in connection with the issuance of the Bonds without taking reasonable steps to ensure that full and fair disclosure was made of all material facts.

224.	The Foley Law Firm, having the knowledge alleged throughout this Complaint that the Official Statements were materially false and misleading, nonetheless approved the inclusion of the Form of Opinion of Foley & Robinette, PC in the Official Statements and issued the final Foley Legal Opinion.

225.	The Bonds could not and would not have been issued had the Foley Law Firm refused to issue the Foley Legal Opinion.

226.	In the “Form of Opinion of Foley & Robinette, P.C.” (Appendix D to the Official Statements) the Foley Law Firm represents that it acted as counsel to Crescent Academy in connection with the issuance and sale of the Bonds and renders the following opinions:

a.	“The Crescent operative documents have been duly authorized, executed and delivered by Crescent, and each constitutes a valid and binding obligation of Crescent, enforceable in accordance with its terms.”

b.	“The execution and delivery of the Crescent operative documents and the consummation of the transactions described therein, will not conflict with or constitute on the part of Crescent a breach or default under its charter, or its articles of incorporation or by-laws, or, to our actual knowledge and based on the officers certificate, any indenture, mortgage, deed of trust, agreement or other instrument to which Crescent is a party or by which it is or may be bound.”

c.	“The execution, delivery and performance by Crescent of the Crescent operative documents and compliance with the provisions thereof and the provisions of the Tax Certificate by Crescent, will not, in any material respect, conflict with or constitute on the part of Crescent a breach or violation or default under the Act, or to our actual knowledge after do inquiry, any agreement with Crescent’s authorizing body.”

227.	The above opinions were false and misleading in that the Crescent “Operative Documents” were not duly authorized due to the above alleged conflicts of interest, the violations of Michigan law and the violations of the Charter Contract.

228.	The “Form of Opinion of Foley & Robinette, P.C. and the final Foley Legal Opinion also address and misrepresent the adequacy of disclosure in the Official Statements:

“Although we have not independently verified, and are not passing upon or assuming any responsibility for the accuracy, completeness or fairness of the statements in the Official Statement, but on the basis of our participation in certain meetings and telephone conferences held for preparing the Official Statement and related documents and for purposes of reviewing the summaries thereof contained in the Official Statement, at which meetings or telephone conferences representatives of Drew, Crescent, Dorsey & Whitney, LLP (“Special Tax Counsel” and “Underwriter’s Counsel”), and the underwriters and others at various times present, nothing has come to our attention which would lead us to believe that the Official Statement contained, as of its date, or contains as of the date hereof, any untrue statement of a material fact or omitted as of its date, or omits as of the date hereof, to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.”

229.	The above representation is false and misleading for all of the above alleged reasons.

230.	The Dorsey Law Firm issued the special tax opinion to MCM, Crescent Academy and to U.S. Bank National Association as the trustee for the Bonds opining that interest on the Bonds was not subject to federal income taxation.

231.	The Special Tax Opinion, in part, relied on the opinion of The Foley Law Firm as to the validity of the financing transaction for the School Building and the Bonds.

232.	The Dorsey Law Firm knew, or in an extreme and reckless departure from the standards of ordinary care, failed to learn that the Foley Law Opinion was false and misleading.

233.	Issuance of the tax opinion by the Dorsey Law Firm was a condition precedent to the issuance of the Bonds. The Bonds would not have been issued if the Dorsey Law Firm had refused to issue the special tax opinion.

Helicon Provided a False and Misleading Certificate in Connection with the Closing on the Bond Issue.

234.	Witucki, acting on behalf of Helicon, signed a “Certificate of Helicon Associates, Inc.” (the “Helicon Certificate”) in connection with the closing on the Bond issue.

235.	The Helicon Certificate falsely certifies that the governing members of Helicon have taken no action and, to the best of Helicon’s knowledge, no action has been taken by others, that if concluded, would constitute a violation of any provision of any law, rule or regulation applicable to Helicon.

236.	The Helicon Certificate falsely certifies that the information set forth in the POS and OS relating to Helicon, Drew and Crescent, “is true and correct and does not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.”

SAAS Provided a False and Misleading Certificate in Connection with the Closing on the Bond Issue.

237.	Witucki, acting on behalf of SAAS, signed the “Certificate of SAAS Development, LLC” (the “SAAS Certificate”) in connection with the closing on the Bond issue.

238.	The SAAS Certificate falsely certifies that the information relating to or provided by SAAS set forth in the Official Statements under the caption “The Seller” are “true and correct and do not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements there in, in light of the circumstances under which they were made, not misleading.”

Witucki Acted with Actual Knowledge of the False and Misleading Statements.

239.	Witucki had actual knowledge of the above alleged false and misleading statements regarding the conflicts of interest, illegality of the Crescent Academy and Drew Academy bond issues, actual student enrollment, maximum student enrollment, School Building purchase price and Helicon Cash Flow Loans for the following reasons:

a.	Witucki controlled Helicon through his ownership interest in the company and his position as President of Helicon;

b.	Witucki knew that he controlled SAAS as a result of his status as a member of SAAS and his position as the Manager of SAAS;

c.	Witucki knew that he was appointed Chief Administrative Officer of Crescent Academy because he caused Crescent Academy to appoint him as Chief Administrative Officer;

d.	Witucki knew that a Chief Administrative Officer of a public school academy was a public official under Michigan law as a result of his many years of experience managing public school academies;

e.	Witucki knew that Helicon controlled Crescent Academy through the Consultancy Services Agreement and his position as Chief Administrative Officer of Crescent Academy;

f.	Witucki knew the $5 million purchase price for the School Building was inflated substantially beyond “market value” because he was heavily involved in all aspects of the purchase of the building by SAAS, the subsequent renovation of the School Building, and the cost of such renovation;

g.	Witucki established the inflated $5 million purchase price for the School Building, caused Crescent Academy to accept that purchase price, and knew it was not an arm’s length transaction for the above alleged reasons;

h.	Witucki, operating through Helicon, caused Helicon to prepare the Financial Statements and the Financial Forecast;

i.	Witucki, as a result of his involvement in the preparation of the Financial Forecast, knew that actual student enrollment at the time the Financial Forecast was prepared and maximum student enrollment were key material facts upon which the revenue projections contained in the Financial Forecast were based.

j.	Witucki caused the actual student enrollment figures to be inflated as alleged above because he knew that the figures had to be inflated in order to make it appear to potential Bond purchasers that Crescent Academy could actually pay all its operational expenses and pay the principal and interest on the Bonds when, in fact, he knew that it was highly unlikely that would occur;

k.	Witucki knew that the School Building could not reasonably be expected to accommodate a maximum enrollment of anywhere close to 425 students as a result of his years of experience managing public school academies and his direct involvement in the purchase and renovation of the School Building;

l.	Witucki caused Crescent to enter into the inflated School Building Lease with SAAS which contributed to Crescent’s subsequent cash flow problems;

m.	As a result of Helicon’s management of Crescent’s financial affairs, Witucki knew that Crescent Academy was unable to adequately cash flow all of its operating expenses as they became due and, as a result, caused Crescent to enter into the Helicon Cash Flow Loans at the end of each year as a form of disguised cash flow financing, in violation of the cash flow note restrictions under Michigan laws governing charter schools.

Gilliam Acted with Actual Knowledge of the False and Misleading Statements.

240.	Gilliam had actual knowledge of the above alleged false and misleading statements regarding the conflicts of interest and School Building purchase price for the following reasons:

a.	Gilliam knew that Witucki controlled Helicon through Witucki’s ownership interest in Helicon and his position as President of Helicon;

b.	Gilliam knew that Witucki controlled SAAS and was the Manager of SAAS as a result of Gilliam’s status as a member of SAAS;

c.	Gilliam knew that Witucki was appointed Chief Administrative Officer of Crescent Academy because he worked with Witucki managing Crescent Academy;

d.	Gilliam knew that Witucki caused him to act as Recording Secretary to the Crescent Academy board of directors;

e.	As an employee or agent of Helicon and as an agent of Witucki, Gilliam knew that Helicon controlled Crescent Academy through the Consultancy Services Agreement;

f.	As a result of Gilliam’s knowledge of the conflicts of interest, his status as a member of SAAS, his position as an employee or agent of Helicon and as an agent of Witucki, and his participation in the renovation and expansion of the School Building by SAAS, Gilliam knew that the School Building Lease rate was inflated;

g.	As a result of his knowledge of the conflicts of interest, Gilliam knew that the purchase price for the School Building was not an arm’s length transaction and that the $5 million purchase price for the School Building was inflated;

h.	With the above knowledge, Gilliam directly participated in the process of convincing the Crescent Academy board of directors to accept the $5 million purchase price;

i.	Like Witucki, Gilliam knew that the so called “Capital Leases” were really disguised cash flow deficiency financing as a result of Crescent Academy’s inability to cash flow all of its operating expenses, including, in particular, the inflated School Building Lease payments to SAAS.

Helicon Acted With Actual Knowledge of the False and Misleading Statements.

241.	Helicon had actual knowledge of the above alleged false and misleading statements regarding the conflicts of interest, illegality of the Crescent Academy and Drew Academy bond issues, actual student enrollment, maximum student enrollment, School Building purchase price, and the Helicon Cash Flow Loans because, at all times pertinent to this Complaint, Witucki and Gilliam were acting in the course and scope of their employment with Helicon and all of their knowledge is imputed to Helicon.

242.

Helicon had actual knowledge that the 358 actual student enrollment figure represented in the Official Statements and Financial Forecast was false because a Helicon employee, acting in the course and scope of employment, wrongfully inflated the enrollment figure in order to make it appear as if Crescent Academy could actually pay all its operational expenses and pay the principal and interest on the Bonds when, in fact, Helicon knew that it was highly unlikely that Crescent Academy could cash flow all of these obligations given its real actual and potential student enrollment.

Sims and MCM Acted with Knowledge or Reckless Disregard with Respect to the

False and Misleading Statements.

243.	Sims and MCM had actual knowledge of the conflicts of interest for the above alleged reasons.

244.	Sims and MCM either had actual knowledge that the above alleged conflicts of interest violated Michigan law and the Crescent Academy Charter Contract because representatives of Sims and MCM read the Charter Contract and knew that the conflicts of interest and any violation of Michigan law would amount to a violation of the Charter Contract; or, in an extreme and reckless departure from the standards of ordinary care, Sims and MCM failed to even consider whether the conflicts of interest violated Michigan law and the Charter Contract, and knew that they had no idea whether the conflicts of interest violated Michigan law and the Charter Contract.

245.	Based upon their review of the Charter Contract, Sims and MCM knew that Crescent Academy was required to obtain the prior written approval from Bay Mills to issue the Bonds needed to fund the purchase of the School Building from SAAS.

246.	Sims and MCM knew that no such written approval had been obtained from Bay Mills because no such written approval was sought or provided.

247.	As experienced underwriters, Sims and MCM knew that it was highly unusual for a Michigan public school academy, like Drew Academy, to act as a conduit issuer of bonds for another Michigan public school academy.

248.	Sims and MCM knew that Central Michigan University could revoke the Drew Academy charter if it believed that Drew Academy had violated Michigan law or had violated the provisions of the Drew Academy Charter Contract.

249.	Sims and MCM knew that Central Michigan University had not approved Drew to act as a conduit issuer for the Crescent Academy Bonds, and Sims and MCM knew that they had no idea whether Central Michigan University would ultimately accept Drew Academy as a conduit issuer of the Bonds or would view that act as a violation of Michigan law and the Drew Academy Charter Contract.

250.	As a result of their experience underwriting public school academy bonds and their experience underwriting the Crescent Academy and Drew Academy Bonds, Sims and MCM knew that Crescent Academy’s revenue was primarily derived from state grant-in-aid payments which, in turn, was based upon verified student enrollment.

251.	Sims and MCM knew that, as underwriters, they were required to have a reasonable basis for believing in the accuracy of the key representations of Crescent Academy, and knew that actual student enrollment was one of the key representations of Crescent Academy. Consequently, Sims and MCM knew that they were required to conduct sufficient due diligence into actual student enrollment to have a reasonable basis to believe that the 358 student enrollment figure represented in the Official Statements and Financial Forecast was accurate.

252.	Sims and MCM had actual knowledge that Crescent Academy maintained student rosters showing actual student enrollment on a month-to-month basis and knew that the state of Michigan also maintained records of student enrollment which were used to establish the amount of grant-in-aid payments paid to Crescent Academy.

253.	Sims and MCM knew that they had the ability to determine actual student enrollment by reviewing Crescent Academy’s monthly student rosters and could have confirmed those student enrollment counts by reviewing records of student enrollment maintained by the state of Michigan.

254.	Sims and MCM either verified actual student enrollment and knew that the Official Statements misrepresented actual student enrollment as alleged above; or, in an extreme and reckless departure from the standards of ordinary care, Sims and MCM knew that they failed to take any reasonable steps to verify actual student enrollment and, therefore, knew that they had no idea whether the actual student enrollment figures reported in the Official Statements were accurate.

255.	Sims and MCM also knew that, as underwriters, they had the ability to question the Darnell CPA Firm, and to see if the Darnell CPA Firm had made a competent and independent evaluation of actual student enrollment at Crescent Academy.

256.	Sims and MCM either conducted such an inquiry of the Darnell CPA Firm and had actual knowledge that the Darnell CPA Firm had not conducted any meaningful evaluation of actual student enrollment; or, in an extreme and reckless departure from the standards of ordinary care, Sims and MCM knew that they had failed to conduct any such inquiry of the Darnell CPA Firm and, therefore, knew that they had no idea whether Crescent Academy could accommodate anywhere close to 425 students.

257.	As underwriters of the Crescent Academy Bonds, Sims and MCM knew that the ability of Crescent Academy to grow to a maximum student enrollment of 425 students was a key factor underlying the ability of Crescent Academy to generate the grant-in-aid revenue needed to allow Crescent Academy to cover all its operating expenses and pay principal and interest on the Bonds.

258.	Sims and MCM knew that the ability of any school to enroll students is ultimately limited by the size and layout of the school building (including the number of classrooms and square footage of each classroom).

259.	Sims and MCM knew that the ability of Crescent Academy to accommodate 425 students was a key representation of the issuer (Crescent Academy) and was a key factor driving the revenue projections contained in the Financial Forecast.

260.	As a result, Sims and MCM knew that they were required to conduct sufficient due diligence so that they could form a reasonable basis for believing that Crescent Academy School Building could reasonably accommodate 425 students.

261.	Sims and MCM knew that the conflicted Helicon prepared the Financial Forecast and provided the 425 maximum student enrollment figure.

262.	Sims and MCM knew that, as underwriters, they could not reasonably rely upon the conflicted Helicon to provide the maximum student enrollment figure without obtaining independent verification of this fact.

263.	Sims and MCM knew that no independent education consultant had been retained by anyone to determine how many students the Crescent Academy School Building could reasonably be expected to accommodate, knew that such independent consultants were available, and knew that, as underwriters, they had the power to require Crescent Academy to obtain an assessment regarding the maximum student enrollment from an independent consultant as a key part of their due diligence and completion of the Official Statements.

264.	Sims and MCM knew that, as underwriters, they had the ability to question the Darnell CPA Firm, to see if the Darnell CPA Firm had made a competent and independent evaluation of the projection assumption as to the maximum student enrollment at Crescent Academy School Building.

265.	Sims and MCM either conducted such an inquiry of the Darnell CPA Firm and had actual knowledge that the Darnell CPA Firm did not have the experience to and had not conducted any meaningful evaluation of maximum student enrollment; or, in an extreme and reckless departure from the standards of ordinary care, Sims and MCM knew that they had failed to conduct any such inquiry of the Darnell CPA Firm and, therefore, knew that they had no idea whether Crescent Academy School Building could reasonably accommodate anywhere close to 425 students.

266.	As part of their due diligence, Sims and MCM knew that SAAS was selling the School Building to Crescent Academy for a purchase price of $5 million and knew that the transaction was not an arm’s length transaction because of Witucki’s and Gilliam’s relationships with Helicon, SAAS and Crescent Academy and the resulting conflicts of interest.

267.	As primary authors (along with the Dorsey Law Firm) of the Official Statements, Sims and MCM knew that the representations in the Official Statements regarding the School Building purchase price were misleading in that they did not disclose that the School Building sale was not an arm’s length transaction, did not disclose that the $5 million sale price was grossly in excess of the School Buildings then actual market value of approximately $3.2 million.

268.	As underwriters, Sims and MCM reviewed the Financial Statements and knew that the Financial Statements did not disclose that the School Building purchase was not an arm’s length transaction.

269.	Sims and MCM knew that, as underwriters, they had the ability to require Crescent Academy to obtain an independent appraisal of the School Building’s “market value” given their knowledge of the serious and numerous conflicts of interest in the negotiation of the “market value” with Witucki and Gilliam, but, in an extreme and reckless departure from the standards of ordinary care, Sims and MCM knowingly failed to require Crescent Academy to obtain an independent appraisal of the School Building’s market value.

270.	Sims and MCM knew that they had no idea whether the $5 million School Building purchase price was fair and was “market value” or was a wrongfully inflated purchase price agreed to by Crescent due to the machinations of the conflicted Helicon, Witucki and Gilliam.

271.	As experienced underwriters, Sims and MCM knew that public school academies with cash flow problems may use various transactions to disguise or delay cash flow problems including a “sale and leaseback transaction” with affiliated parties.

272.	Sims and MCM knew that Helicon had created certain “Capital Leases” at the end of Crescent Academy’s school year, not to directly assist the school in currently purchasing needed school equipment and supplies, but to cover-up Crescent’s on-going cash flow deficiencies and to circumvent the Michigan law limitation on cash flow notes.

273.	As experienced underwriters, Sims and MCM knew that, to be a legitimate equipment lease, an equipment lease for a public school academy should be arranged in advance with an equipment lessor as to identifiable equipment in an amount needed to acquire the identified equipment (and not sized to cover cash flow deficiencies).

274.	As underwriters, Sims and MCM knew that Helicon had entered into the Helicon Cash Flow Loans with Crescent Academy at the end of each school year which were represented to be “Capital Leases” for “equipment financing” and “the acquisition of fixed assets and textbooks” totaling over $700,000 which were to be repaid with bond proceeds.

275.	As a result of the conflicted Helicon’s control over the finances of Crescent, Helicon’s desire to have the “Capital Leases” pre-paid from bond proceeds, and the potential evasion of state law limitations on charter school cash-flow notes, Sims and MCM knew that there was, at least, the potential that the Capital Leases were really disguised cash flow deficiency financings.

276.

Under the above circumstances, Sims and MCM knew that, as underwriters, they had to conduct sufficient due diligence to form a reasonable basis for believing that the “Capital Leases” were legitimate transactions between parties, and were not a disguised form of cash flow deficiency financing (or, if their investigation disclosed that the “Capital Leases” were, in fact, a disguised form of cash flow deficiency financing, Sims and MCM had the duty to disclose that fact in the Official Statements).

277.	In an extreme and reckless departure from the standards of ordinary care, Sims and MCM knowingly failed to conduct any meaningful due diligence into the facts and circumstances surrounding Helicon’s creation of the Helicon Cash Flow Loans and, therefore, Sims and MCM knew that they had no idea whether the so-called “Capital Leases” were legitimate transactions, or were really a form of disguised cash flow deficiency financing which was being used to cover-up Crescent’s historic and current cash flow problems and evade state law limits on cash flow notes.

278.	At all times pertinent to this Complaint, the Dorsey Law Firm was acting as underwriters’ counsel on behalf of Sims and MCM and, therefore, all of its knowledge with respect to the matters alleged in this Complaint is imputed to Sims and MCM.

The Dorsey Law Firm Acted with Knowledge or Reckless Disregard with Respect to the False and Misleading Statements.

279.	As experienced underwriters’ counsel, the Dorsey Law Firm knew that its clients, Sims and MCM, were required to conduct sufficient due diligence into the facts and circumstances surrounding the issuance of the Bonds to form a reasonable basis for believing in the truth of the key representations of Crescent Academy in the Official Statements, and the Dorsey Law Firm knew that its job, as underwriters’ counsel, was to draft the Official Statements and advise Sims and MCM with respect to the adequacy of disclosure contained in the Official Statements.

280.	As experienced bond counsel issuing the tax opinion on the Crescent Academy Bonds, the Dorsey Law Firm knew that it had to form a reasonable basis to believe that the Bonds were lawfully issued and that Crescent Academy was not in violation of its Charter Contract and applicable laws regarding the financing of the School Building and the issuance of Bonds to accomplish that financing.

281.	The Dorsey Law Firm knew that it could not properly issue an unqualified bond opinion unless and until it had reached the above conclusions.

282.	For the above alleged reasons, the Dorsey Law Firm had actual knowledge of the conflicts of interest involving Helicon, Witucki, Gilliam and Foley in the transactions surrounding the School Building Lease, the purchase of the School Building, and the financing transactions involving the School Building, the violations of Michigan law arising out of such conflicts of interest, the violations of Crescent’s Charter Contract, and also had knowledge that Central Michigan University had not approved Drew Academy acting as conduit issuer for Crescent Academy.

283.	As underwriters’ counsel and bond counsel, the Dorsey Law Firm knew that it had to thoroughly acquaint itself with the requirements of Michigan law as it pertained to the governance and finance of Michigan charter schools and the issuance of the Bonds.

284.	The Dorsey Law Firm did, in fact, acquaint itself with the requirements of Michigan law and, therefore, knew that Witucki and Gilliam could not lawfully be directly involved in the sale of the School Building from SAAS to Crescent Academy, or in advising or conducting the financing arrangements for the School Building or the Bonds for Crescent Academy.

285.	The Dorsey Law Firm knew the conflicts of interest enumerated above were egregious and illegal.

286.	The Dorsey Law Firm knew that Witucki, as a public official and officer of Crescent Academy, was illegally participating in the sale of the School Building to Crescent Academy.

287.	The Dorsey Law Firm knew that the disclosure contained in the Official Statements was misleading due to the failure to disclose the conflicts of interest enumerated above.

288.	The Dorsey Law Firm’s attorneys reviewed the Drew Academy Charter Contract, knew that Drew Academy was chartered by Central Michigan University and knew that Central Michigan University had the ability to revoke the Drew Academy Charter if it believed Drew Academy had violated Michigan law or breached its Charter Contract.

289.	The Dorsey Law Firm knew that using Drew Academy as a conduit issuer to assist Crescent Academy in financing the purchase of the School Building was a highly unusual procedure and knew, based upon its review of Michigan law, that Michigan law did not clearly grant public school academies, like Drew Academy, the ability to act as conduit issuers for other public school academies.

290.	The Dorsey Law Firm knew, as a result of acting as underwriters’ counsel and bond counsel on the Drew Academy and Crescent Academy transactions, that charter schools were a highly charged political issue in Michigan, and knew that Central Michigan University had a substantial interest in monitoring the financial affairs of Drew Academy and in ensuring that Drew Academy did not violate Michigan law or the terms of its Charter Contract.

291.	The Dorsey Law Firm knew that Central Michigan University had not approved Drew Academy taking title to the Crescent Academy School Building and had not approved Drew Academy acting as a conduit issuer for the Crescent Academy Bonds and, therefore, The Dorsey Law Firm knew that it had no idea whether Central Michigan University would agree with the Dorsey Law Firm’s opinions with respect to the legitimacy of Drew Academy acting as a conduit issuer for the Crescent Academy Bonds.

292.	In an extreme and reckless departure from the standards of ordinary care, the Dorsey Law Firm failed to disclose in the Official Statements the fact that Central Michigan University had not approved Drew Academy taking title to the School Building and acting as a conduit issuer for the Crescent Academy Bonds.

293.	The Dorsey Law Firm reviewed the Charter Contract and, therefore, knew that Crescent Academy was required to get written approval from Bay Mills for the School Building purchase and the bond issue.

294.	The Dorsey Law Firm knew such written approval was not given and knew the failure to obtain written approval could be viewed by Bay Mills as a violation of the Crescent Academy’s Charter Contract.

295.	As a primary author (along with Sims and MCM) of the Official Statements, the Dorsey Law Firm knew that the above alleged representations regarding the School Building purchase price contained in the Official Statements did not disclose that the School Building sale was not an arm’s length transaction and did not disclose that the sale was not a market value transaction.

296.	Given the known conflicts of interest involving Witucki, Gilliam, SAAS and Helicon and the lack of any documentation regarding Crescent’s independent assessment of the “market value” of the School Building, the Dorsey Law Firm knew, as experienced underwriters’ counsel, that its clients, Sims and MCM, could and should have required an independent appraisal of the “market value” of the School Building as a condition to proceeding with the bond issue and knew no such appraisal was obtained.

297.	The Dorsey Law Firm knew that its clients, Sims and MCM had a duty to conduct sufficient due diligence to form a reasonable basis to believe in the accuracy of the actual student enrollment figures at Crescent Academy.

298.	The Dorsey Law Firm knew that, as a result of the various conflicts of interest involving, Helicon, Witucki, SAAS, and Gilliam, Helicon could not be relied upon to provide an accurate actual student enrollment figure unless such figures were independently verified.

299.	As underwriters’ counsel, the Dorsey Law Firm owed a duty to its clients and to potential bond purchasers to take reasonable steps to ensure that a reliable and independent verification of actual student enrollment was made in order to ensure that the Offering Statements and Financial Forecast was not materially misleading.

300.	In an extreme and reckless departure from the standards of ordinary care, the Dorsey Law Firm failed to conduct any meaningful inquiry into verification of actual student enrollment at Crescent Academy and, therefore, the Dorsey Law Firm knew that it had no idea whether the actual enrollment figures reported in the Official Statements and Financial Forecast were accurate.

301.	As underwriters’ counsel, the Dorsey Law Firm knew that the maximum student enrollment figure of 425 students reported in the Official Statements and Financial Forecast was a key representation of Crescent Academy and, therefore, knew that its clients Sims and MCM had a duty to conduct sufficient due diligence to form a reasonable basis for believing that the School Building could reasonably accommodate 425 students.

302.	Like Sims and MCM, the Dorsey Law Firm knew that the 425 maximum student enrollment figure provided by the conflicted Helicon could not be accepted as accurate without independent verification, knew that an independent education consultant could be retained to independently determine maximum student enrollment and knew that no independent verification had been made by any party.

303.

The Dorsey Law Firm knew that the Darnell CPA Firm examined the Financial Forecast and, in that process, was required to evaluate the ability of Crescent Academy to reasonably accommodate 425 students, but The Dorsey Law Firm also knew that it had no idea whether the Darnell CPA Firm actually had the experience and qualifications to conduct such an evaluation or was even making such an independent verification.

304.	In an extreme and reckless departure from the standards of ordinary care, the Dorsey Law Firm knew that it failed to determine whether the Darnell CPA Firm had competently and independently assessed the maximum student enrollment capacity of Crescent Academy and, therefore, the Dorsey Law Firm knew that it had no idea whether the representation that Crescent Academy could reasonably accommodate 425 students was accurate.

305.	As experienced underwriters’ counsel, the Dorsey Law Firm knew that public school academies sometimes use equipment leases as a form of cash flow financing to cover-up cash flow problems.

306.	As experienced underwriters’ counsel, the Dorsey Law Firm knew that its clients, Sims and MCM, had a duty to conduct due diligence into the so called “Capital Leases” to determine if they really were “Capital Leases” for “equipment financing” and “the acquisition of fixed assets and textbooks” or were really a disguised form of cash flow loans being used to cover up cash flow deficiencies.

307.	The Dorsey Law Firm knew that Sims and MCM had not conducted any meaningful inquiry with respect to the so called “Capital Leases” and, therefore, knew that it had no idea whether the Helicon Cash Flow Loans were legitimate equipment leases or a disguised form of cash flow financing.

308.	The Dorsey Law Firm knew that it could not reasonably rely upon the false and misleading Foley Legal Opinion when rendering its Special Tax Opinion because it knew for all the above alleged reasons that the Foley Legal Opinion was false and misleading.

309.	The Dorsey Law Firm knowingly failed to disclose in the Official Statements its knowledge of the falsity and inaccuracy of the Foley Legal Opinion.

The Foley Law Firm Acted with Knowledge or Reckless Disregard with Respect to the False and Misleading Statements.

310.	As counsel to Crescent Academy in connection with the issuance of the Bonds and as an attorney licensed to practice law in the state of Michigan, the attorney Kevin Foley knew that all of the statements made in the Official Statement were representations of the issuer, Crescent Academy, and knew that it was his duty as counsel to Crescent Academy in connection with the issuance of the Bonds to advise Crescent Academy whether full and fair disclosure of all material facts was made in the Official Statements.

311.	The Foley Law Firm had actual knowledge of the conflicts of interest involving Witucki, Gilliam, SAAS and Helicon for the above alleged reasons.

312.	As an attorney licensed to practice law in Michigan, Kevin Foley was familiar with the above alleged provisions of Michigan law and either knew or, in an extreme and reckless departure from the standards of ordinary care, failed to learn that Witucki’s direct involvement in the sale of the School Building from SAAS to Helicon violated Michigan law and the terms of the Charter Contract.

313.	The Foley Law Firm knew that its client, Crescent Academy had the ability and the duty to obtain an independent appraisal of the market value of the School Building and knew that no independent appraisal had been obtained.

314.	The Foley Law Firm had actual knowledge that the Official Statement was misleading because it did not disclose any of the conflicts of interest.

315.	The Foley Law Firm knew that the actual student enrollment figure of 358 students was provided to Crescent Academy by the conflicted Helicon.

316.	As counsel to Crescent Academy, the Foley Law Firm owed Crescent Academy a duty to ensure that an independent verification of actual student enrollment was completed in connection with Crescent Academy’s representation that current enrollment was 358 students.

317.	The Foley Law Firm had the ability to verify actual student enrollment by reviewing Crescent Academy student rosters, but knew that it had not done so.

318.	The Foley Law Firm reviewed the Financial Forecast which was examined by the Darnell CPA Firm and either inquired of the Darnell CPA Firm and found that it did not conduct any meaningful independent verification of actual student enrollment or, in an extreme and reckless departure from the standards of ordinary care, knew that it failed to even inquire of the Darnell CPA Firm whether it had independently verified actual student enrollment and knew that it had no idea whether the actual student enrollment figures represented in the Official Statements and Financial Forecast were accurate.

319.	From its review of the Financial Forecast, the Foley Law Firm knew that one of the key representations of Crescent Academy was the ability to increase student enrollment from 358 students to 425 students over a three year period.

320.	The Foley Law Firm knew that the conflicted Helicon was the source of the representation that Crescent Academy could hold 425 students.

321.	The Foley Law Firm knew that an independent education consultant could be retained to determine how many students Crescent Academy could reasonably accommodate and knew that no such independent determination was obtained.

322.	The Foley Law Firm either inquired of the Darnell CPA Firm and learned that the Darnell CPA Firm accepted the representation of the conflicted Helicon that Crescent Academy could accommodate 425 students and did not conduct any meaningful independent assessment of the ability of Crescent Academy to enroll 425 students or, in an extreme and reckless departure from the standards of ordinary care, knew that it failed to conduct any such inquiry and knew that it had no idea how many students Crescent Academy could actually reasonably accommodate.

323.	The Foley Law Firm knew that Bond proceeds would be used to pay off the so called “Capital Leases” for “equipment financing” and “the acquisition of fixed assets and textbooks.”

324.	As counsel to Crescent Academy, the Foley Law Firm knew that it owed a duty to Crescent Academy and potential Bond purchasers to conduct due diligence to determine if the so called Capital Leases really were, as they were represented to be, “Capital Leases” for “equipment financing” and “the acquisition of fixed assets and textbooks” or, were a disguised form of cash flow loan.

325.	The Foley Law Firm knew that it had not conducted any meaningful inquiry and, therefore, knew that it had no idea whether the so called “Capital Leases” were legitimate equipment leases or were a disguised form of cash flow loan which were being used to cover-up cash flow problems.

326.	In an extreme and reckless departure from the standards of ordinary care, the Foley Law Firm allowed the “Form of Opinion of Foley & Robinette” to be attached as an Appendix to the Official Statements and issued the Final Foley Opinion in connection with the December 2006 closing on the bond issue despite its knowledge that the Official Statements and Financial Forecast were false and misleading for the above alleged reasons.

The Darnell CPA Firm Acted with Knowledge or Reckless Disregard with Respect to the False and Misleading Statements.

327.	As an experienced Michigan accounting firm staffed with licensed certified public accountants, the Darnell CPA Firm knew that disclosures regarding related party transactions shall include the nature of the relationship(s) involved, a description of the transactions and such other information deemed necessary to an understanding of the effects of the transactions on the financial statements.

328.	The Darnell CPA Firm knew that the Financial Statements were not complete because they referenced the School Building Lease but did not disclose that the School Building Lease was a related party transaction.

329.	The Darnell CPA Firm either knew that the School Building Lease was not an arm’s length transaction because the lease rates were substantially higher than lease rates being paid by other public schools and public school academies for comparable school buildings or, in an extreme and reckless departure from the standards of ordinary care, knew that it conducted no reasonable inquiry into what public school academies typically pay for school building leases and knew that it had no idea whether the School Building Lease transaction was an arm’s length transaction.

330.	CPA firms are expected to know and the Darnell CPA firm did know that it should be aware of the possibility that transactions with related parties may have been motivated solely, or in large measure, by conditions similar to lack of sufficient working capital or credit to continue the business.

331.	The Darnell CPA Firm knew the Helicon Cash Flow Loans were entered into between Crescent Academy and Helicon at the end of the school year and not at the time the underlying equipment was purchased because Crescent Academy otherwise lacked sufficient working capital or credit.

332.	The Darnell CPA Firm knew that the Financial Statements were not complete because they did not disclose that the Helicon Cash Flow Loans were entered into at the end of the school year to cover up cash flow deficiencies.

333.	The Darnell CPA Firm knew that the lack of such disclosure made the Financial Statements unreliable.

334.	As an experienced Michigan accounting firm staffed with licensed certified public accountants, the Darnell CPA Firm knew that representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be sustained.

335.	The Darnell CPA Firm knew that disclosing the School Building Lease as a related party transaction that either was not or may not have been conducted on an arm’s length basis would be material and relevant accounting information.

336.	The Darnell CPA Firm knew that the School Building Lease and the Helicon Cash Flow Loans were not arm’s length transactions and knew that, except for the related party nature of the transactions, the School Building Lease and the Helicon Cash Flow Loans may not have occurred at all or may have occurred on different terms that were more favorable to Crescent Academy.

337.	For the reasons alleged throughout this Complaint, the Darnell CPA Firm knew that it had failed to comply with the requirements of GAAP, GAAS, GAGAS and an MDE Accounting and Auditing Alert when it audited the Financial Statements by failing to insist that Crescent make proper disclosure regarding the true nature of the Helicon Cash Flow Loans.

338.	The Darnell CPA Firm knew that the key material facts underlying the projected increases in enrollment were actual student enrollment as of October 31, 2006 (the date of the examined Financial Forecast) and the physical capacity of the School Building to hold 425 students.

339.	The Darnell CPA Firm knew the key assumption underlying the Financial Forecast was that actual enrollment was projected to be 350 students for the current school year (ending in June 2007), then increase to 375 (for the year ending in June 2008) and an additional increase to 425 (for the year ending in June 2009).

340.	The Darnell CPA Firm knew that the conflicted Helicon had provided the actual student enrollment figure of 358, the projected student enrollment figures and the maximum student enrollment figure.

341.	The Darnell CPA Firm knew that it was required to adhere to the following general AICPA Attestation Standards in connection with its examination of the Financial Forecast:

a.	Performing attestation services involves gathering evidence to support the subject matter or the assertion being made in the forecast and objectively assessing the measurements and communications of the responsible party.

b.	Attestation services are analytical, critical, investigative and are concerned with basis and support for the subject matter or the assertion.

c.	The attestation engagement must be performed by a practitioner having adequate knowledge of the subject matter.

342.	The knowledge requirement may be met, in part, through the use of one or more specialists provided the practitioner has sufficient knowledge of the subject matter to communicate to the specialists the objectives of the work and to evaluate the specialist’s work to determine if the objectives were achieved.

343.	The Darnell CPA Firm knew, for the reasons alleged throughout this Complaint, that its examination of the Financial Forecast was not analytical, critical or investigative with respect to actual enrollment, projected increases to student enrollment and maximum enrollment.

344.	The Darnell CPA Firm knew that it did not have adequate knowledge of the subject matter with respect to evaluating whether Crescent Academy could reasonably accommodate 425 students.

345.	The Darnell CPA Firm knew that it had the ability to demand that Crescent Academy engage an education specialist experienced in determining maximum enrollment for schools, but intentionally failed to demand that such specialist be retained or to in any way qualify its attestation opinion.

346.	AICPA attestation standards required the Darnell CPA Firm to evaluate the suitability of the criteria underlying the Financial Forecast for objectivity (criteria should be free from bias), measurability (criteria should permit reasonably consistent measurements, qualitative or quantitative, of subject matter) and completeness (criteria should be sufficiently complete so that those relevant factors that would alter a conclusion about subject matter are not omitted).

347.	The Darnell CPA Firm knew that, as a result of the conflicts of interest, the criteria underlying the Financial Forecast were very likely not free from bias.

348.	The Darnell CPA Firm knew that the factual basis for projected enrollment was actual student enrollment and knew actual student enrollment could be verified by reviewing Crescent Academy enrollment rosters.

349.	The Darnell CPA Firm knew that, without engaging an education consultant to establish maximum student enrollment, the evaluation of maximum student enrollment would have to be based upon its inspection of the School Building (even though it knew it was not qualified to conduct such inspection) and its review of less reliable maximum enrollment data in Crescent Academy records.

350.	The Darnell CPA Firm knew that, when evaluating support for the assumptions with respect to projected enrollment and maximum enrollment in the Financial Forecast, it should consider:

a.	Whether sufficient pertinent sources of information about the assumptions have been considered; and

b.	Whether the historical financial information and other data used in developing the assumptions are sufficiently reliable for that purpose.

351.	AICPA attestation standards required the Darnell CPA Firm to read “other information not covered in the practitioner’s report” and consider whether the other information or the manner of its presentation is materially inconsistent with information appearing in the practitioner’s report.

352.	The Darnell CPA Firm knew that the Financial Statements, including the Darnell CPA Firm’s Audit Opinion, and the Financial Forecast, including the Darnell CPA Firm attestation opinion, would be attached as appendices to the Official Statements.

353.	Because the Financial Statements and Financial Forecast were attached as an appendicies to the Official Statements, the Official Statements were “other information” within the meaning of the AICPA Statement and the Darnell CPA Firm was required to read the Official Statements.

354.	Generally Accepted Auditing Standards, including AU §550 “Other Information and Documents Containing Audited Financial Statements” also required the Darnell CPA Firm to read the Official Statements, the Charter Contract and all amendments to the Charter Contract.

355.	The Darnell CPA Firm knew that, if the “other information” is inconsistent with the information appearing in the practitioner’s report, AICPA standards required it to either revise its unqualified attestation opinion, request that the client revise the other information or, if the information is not revised, withhold the use of the attestation opinion or withdraw from the engagement.

356.	As an experienced CPA firm that audits public school academies and as the CPA firm that audited the Financial Statements, the Darnell CPA Firm knew that official enrollment counts are taken twice a year, in September and in March and knew that the state based its grant-in-aid payments to Crescent Academy on such enrollment counts.

357.	The Darnell CPA Firm knew that confirming actual student enrollment as of October 31, 2006 was an important step in evaluating whether the assumptions regarding future student enrollment were reasonable.

358.	The Darnell CPA Firm knew that an official enrollment count for Crescent Academy was conducted in September 2006 and was available for it to review to confirm actual student enrollment.

359.	The Darnell CPA Firm either reviewed the official September 2006 enrollment roster and learned that actual student enrollment was 334 and was material to an evaluation of whether Crescent Academy could increase enrollment from 334 students to 350 for the year ending in June 2007 and increase to 425 by June 2009 as projected in the Financial Forecast, or knew that it had failed to review the enrollment roster, knew that it had no idea what actual student enrollment was and knew that it had merely accepted the representation of the conflicted Helicon that actual student enrollment was 358.

360.	The Darnell CPA Firm also knew that the ability of Crescent Academy to achieve the projected increases in student enrollment was also dependent upon the physical ability of the School Building to accommodate 425 students.

361.	The Darnell CPA Firm knew that it did not have the experience or qualifications to evaluate how many students Crescent Academy could reasonably be expected to accommodate.

362.	The Darnell CPA Firm knew that AICPA attestation standards prohibited it from relying solely upon management, in this instance, the conflicted Helicon, to evaluate whether Crescent Academy could reasonably be expected to accommodate 425 students.

363.	In violation of the AICPA attestation standards, the Darnell CPA Firm knowingly failed to require Crescent Academy to engage an independent consultant to evaluate the maximum enrollment at Crescent Academy and, therefore, knew that it had no idea whether the maximum student enrollment figures reported in the Financial Forecast and Official Statements were accurate.

364.	The Darnell CPA Firm was required to read the Charter Contract and its amendments in connection with conducting its audit examination of the Financial Statements and also knew that the AICPA Statement required it to review the Charter Contract and its amendments because those documents were likely to contain material information regarding class size, class room dimensions and maximum student enrollment.

365.	The Darnell CPA Firm either read the Charter Contract and its amendments and knew that the maximum student enrollment figure reported in the Official Statements and the Financial Forecast was very likely substantially and materially overstated or knew that it conducted no such examination, knew that it had no idea whether the maximum student enrollment figure was reasonable and knew that it had accepted the conflicted Helicon’s representation regarding maximum student enrollment in violation of the AICPA Statement.

366.	The AICPA Statement required the Darnell CPA Firm to exercise due professional care in its examination of the Financial Forecast including observation of each of the attestation standards set forth in the AICPA Statement.

367.	The Darnell CPA Firm knew that exercise of due professional care requires critical review at every level of supervision of the work done and the judgment exercised by those assisting in the engagement, including the preparation of the report.

368.	The Darnell CPA Firm knew that it failed to exercise due professional care with respect to its examination of the Financial Forecast for the reasons alleged throughout this Complaint.

369.	The AICPA Statement required the Darnell CPA Firm to maintain independence in its mental attitude with respect to all matters relating to the examination of the Financial Forecast.

370.	The Darnell CPA Firm knew that it failed to maintain independence in its mental attitude for all reasons set forth in this Complaint.

The Bonds Were Issued, Purchased by Sims and MCM and Sold to the Plaintiffs.

371.	The POS was issued on December 4, 2006, was signed by Crescent Academy as issuer of the Bonds and was provided to the Plaintiffs by Sims and MCM.

372.	The Official Statement was issued on December 15, 2006 in connection with the closing on the Bonds, was signed by Crescent Academy as the issuer of the Bonds and was provided to the Plaintiffs by Sims and MCM.

373.	Each of the Plaintiffs, through their authorized representatives, read and reasonably relied upon the Official Statements in connection with making their purchase decisions.

374.	The Plaintiffs did not know the truth with respect to the above alleged false and misleading statements of material fact and failures to disclose material facts.

375.	The Plaintiffs collectively purchased the entire $7,090,000 in face value of the Bonds from Sims as part of the initial public distribution of the Bonds.

376.	Bond proceeds were used to, among other things, pay SAAS the $5 million purchase price for the School Building and pay off the Helicon Cash Flow Loans.

377.	In February 2007 the Central Michigan University charter school’s office issued a Request for Information and Document Production to Drew Academy and Drew Academy responded to the request.

378.	In April 2007 the Central Michigan University charter school’s office issued a “Notice of Intent to Revoke” the Drew Academy charter contract alleging that Drew Academy violated Michigan law and certain provisions of Drew Academy charter contract arising out of the above alleged conflicts of interest, the purchase of the Drew Academy school building for $5 million, the issuance of the Drew Academy Bonds and Drew Academy’s participation in the financing of the purchase of the Crescent Academy School Building.

379.	In April 2007, just about four months after the Bonds were issued, Bay Mills issued a “Notice of Intent to Revoke” the Crescent Academy Charter pursuant to Article X, Section 10.5(a) of the Charter based upon: the conflicts of interest; the wrongfully inflated $5 million purchase price for the School Building; the failure of the Crescent Academy Board of Directors to faithfully discharge their duties in connection with the purchase of the School Building and the issuance of the Bonds; and the failure of Crescent Academy to obtain the required written approval from Bay Mills Community College before proceeding with the issuance of the Bonds.

380.	Bay Mills alleged that each of those facts amounted to violations of Michigan law and, therefore, violations of the Charter.

381.	Crescent Academy issued a response to the Notice of Intent to Revoke admitting many of the allegations contained in the Notice of Intent to Revoke.

382.	In August 2007, Drew Academy issued a Plan of Correction which, among other things, included developing a plan to “unwind” the Crescent Academy Bonds and the participation of Drew Academy in that Bond issue.

383.	Any failure on the part of Drew Academy to “unwind” the Crescent Academy Bonds would be viewed as a violation of the Drew Academy Plan of Correction and would serve as grounds for the immediate commencement of charter contract revocation proceedings.

384.	Crescent Academy issued a “Plan of Correction” on August 8, 2007 which was approved by Bay Mills Community College and contained a number of things Crescent Academy would be required to do or face permanent revocation of its Charter.

385.	Helicon was terminated as the operator of Crescent Academy and Drew Academy and was replaced by CS Partners, a charter school management company located in Hartland, Michigan (“CSP”).

386.	One of the key provisions of the Crescent Academy Plan of Correction was that the December 2006 issuance of the $7,090,000 in face value of the Bonds had to be “unwound” or refunded in an amount justified by the actual enrollment at Crescent Academy plus reasonable projections for future increases in student enrollment and a reasonable purchase price for the building.

387.	The Plaintiffs are currently in negotiations with Crescent Academy and Bay Mills Community College which, if successful, will result in cancellation of the Bonds and issuance of $3.2 million in face value of new Bonds.

388.	CSP, after replacing Helicon and operating Crescent Academy, recommended a maximum enrollment capacity of 329 students.

389.	The school consulting firm Grisanti, Galef & Goldress (“GGG”) was retained by Crescent to prepare an assessment of Crescent Academy addressing reasonable maximum student enrollment.

390.	GGG concluded that class size was a key component of providing a reasonably high quality education to students and concluded that Crescent Academy could not reasonably be expected to enroll more than 325 students due to square footage, number of classrooms and building layout and still meet its educational goals.

391.	Burgoyne Appraisal Company, LLC (“Burgoyne”) of Ann Arbor, Michigan was engaged by Crescent Academy to prepare a summary appraisal of the School Building with a valuation date of December 20, 2006.

392.	Burgoyne reported that SAAS purchased the School Building in May 2004 for $1,800,000 which resulted in a $77 per square foot purchase price for the original building prior to renovation and construction of the addition.

393.	Burgoyne examined twenty-three comparable school building sales in southeast Michigan and concluded that the maximum per square foot value for the Crescent Academy School Building after renovation and expansion was about $100 per square foot—not the $158 per square foot which Crescent Academy paid to SAAS.

394.	Burgoyne concluded that the market value of the School Building as of December 2006 was $3,200,000.

395.	Burgoyne also concluded that the $19.12 per square foot lease rate being paid by Crescent Academy to SAAS prior to the School Building purchase and issuance of the Bonds was substantially above market and was not supported by leases entered into by other schools.

396.	In view of the herein above alleged facts and the impending permanent revocation of the Crescent Academy Charter Contract, the Plaintiffs entered into negotiations with Bay Mills and Crescent Academy to restructure the debt by issuing $3,200,000 in new Bonds and, in effect, write off the $3,890,000 difference between the restructured Bonds and the $7,090,000 in face value of the Bonds.

397.	The new Bonds were issued in July 2008 and the Bonds (issued in December 2006) were cancelled.

398.	As a direct and proximate result of the wrongful conduct of the Defendants, the Plaintiffs have suffered out-of-pocket losses in an amount which is presently unknown but which is believed to be approximately $3,890,000 plus the difference between the future interest income stream on the Bonds and the interest income stream on the new Bonds.

FIRST CLAIM FOR RELIEF

(Section 10(b) of the Securities Exchange Act of 1934 and

SEC Rule 10b-5 Promulgated Thereunder, on behalf of all Plaintiffs)

(Asserted Against All Defendants)

399.	Plaintiffs repeat the allegations of all preceding paragraphs of this Complaint and incorporate the same by reference.

400.	Defendants Helicon, Witucki, Gilliam, Sims, MCM, the Dorsey Law Firm, the Foley Law Firm, Foley, and the Darnell CPA Firm, directly and indirectly, singly and in concert, in connection with the offerings and sales the Bonds to each of the Plaintiffs, recklessly, knowingly and/or with an intention to defraud, made one or more misrepresentations or failures to disclose material facts, which material facts were necessary in order to make the statements made in connection with those offerings and sales not misleading in light of the circumstances under which those statements were made, all in violation of Section 10(b) of the Securities Exchange Act of 1934 [15 U.S.C. § 78j(b)] and Rule 10b-5 [17 C.F.R. § 240.10b-5] promulgated thereunder.

401.	The Official Statements and the appendices thereto were the principal selling documents for the Bonds and were specifically intended and designed for benefit and guidance of prospective investors, such as the Plaintiffs. Each Defendant knew that investors would rely on the information contained in said offering documents when deciding whether or not to purchase the Bonds.

402.	Each of the Plaintiffs, acting individually through their authorized representatives, read and reasonably relied upon the Official Statements and appendices thereto that were prepared by the Defendants in connection with the offering of the Bonds.

403.	The purpose, effect and result of Defendants’ violations of Section 10(b) of the Securities Exchange Act of 1934 and SEC Rule 10b-5 promulgated thereunder was to induce the Plaintiffs, and each of them individually, to purchase the Bonds, something none of the Plaintiffs would otherwise have done.

404.	As a direct and proximate result of the hereinabove-alleged violations of Section 10(b) of the Securities Exchange Act of 1934 and SEC Rule 10b-5 promulgated thereunder, each of the Plaintiffs have suffered damages.

SECOND CLAIM FOR RELIEF

(Section 20(a) of the Securities Exchange Act of 1934, on behalf of all Plaintiffs)

(Asserted in the Alternative Against Helicon, Witucki and Gilliam)

405.	Plaintiffs repeat the allegations of all preceding paragraphs of this Complaint and incorporate the same by reference.

406.	Defendants Witucki and Gilliam are persons who directly or indirectly controlled Helicon within the meaning of Section 20(a) of the Securities Exchange Act of 1934 [15 U.S.C. § 78t(a)] because they participated in the operations of Helicon and possessed the power to control Helicon’s activities that constituted violations of Section 10(b) of the Securities Exchange Act of 1934 and SEC Rule 10b-5 promulgated thereunder.

407.	Defendants Helicon, Witucki and Gilliam are persons who directly or indirectly controlled Crescent Academy within the meaning of Section 20(a) of the Securities Exchange Act of 1934 [15 U.S.C. § 78t(a)] because they participated in the operations of Crescent Academy and possessed the power to control the activities that constituted Crescent Academy’s violations of Section 10(b) of the Securities Exchange Act of 1934 and SEC Rule 10b-5 promulgated thereunder.

408.	As a direct and proximate result of the hereinabove-alleged violations of Section 20(a) of the Securities Exchange Act of 1934, each Plaintiff has suffered damages.

THIRD CLAIM FOR RELIEF

(Michigan Uniform Securities Act, on behalf of all Plaintiffs)

(Asserted Against All Defendants)

409.	Plaintiffs repeat the allegations of all preceding paragraphs of this Complaint and incorporate the same by reference.

410.	The offer to sell the Bonds to the Plaintiffs originated from the state of Michigan for purposes of MICH. COMP. LAWS §451.814.

411.	Defendants, and each of them, in connection with the purchases by each of the Plaintiffs of the Bonds, directly and indirectly, negligently, recklessly, knowingly or with an intention to defraud, solicited, offered for sale and/or sold to each of the Plaintiffs, by means of one or more misrepresentations of or failures to disclose material facts, which material facts were necessary in order to make the statements made in connection with those offerings and sales not misleading in light of the circumstances under which those statements were made in violation of MICH. COMP. LAWS §451.810(a)(2).

412.	In the alternative, Defendants Witucki and Gilliam are persons who directly or indirectly controlled Helicon within the meaning of MICH. COMP. LAWS §451.810(a)(2)(b) because they participated in the operations of Helicon and Crescent and possessed the power to control the activities of Helicon that constituted violations of MICH. COMP. LAWS §451.810(a)(2).

413.	In the alternative, Defendants Helicon, Witucki and Gilliam are persons who directly or indirectly controlled Crescent Academy within the meaning of MICH. COMP. LAWS §451.810(a)(2)(b) because they participated in the operations of Crescent Academy and possessed the power to control the activities of Crescent Academy that constituted violations of MICH. COMP. LAWS §451.810(a)(2).

414.	As a direct and proximate result of the hereinabove-alleged violations of the Michigan Uniform Securities Act, each Plaintiff has suffered damages.

FOURTH CLAIM FOR RELIEF

(Connecticut Uniform Securities Act, on behalf of all Plaintiffs)

(Asserted Against All Defendants)

415.	Plaintiffs repeat the allegations of all preceding paragraphs of this Complaint and incorporate the same by reference.

416.	Defendant Sims offered and sold the Bonds to the Plaintiffs from Connecticut for purposes of CONN. GEN. STAT. §36b-33.

417.	Defendants, and each of them, in connection with the purchases by each of the Plaintiffs of the Bonds, directly and indirectly, negligently, recklessly, knowingly or with an intention to defraud, solicited, offered for sale and/or sold, or rendered material assistance in connection therewith, to each of the Plaintiffs securities by means of one or more misrepresentations of or failures to disclose material facts, which material facts were necessary in order to make the statements made in connection with those offerings and sales not misleading in light of the circumstances under which those statements were made in violation of CONN. GEN. STAT. §36b-29(a).

418.	In the alternative, Defendants Witucki and Gilliam are persons who directly or indirectly controlled Helicon within the meaning of CONN. GEN. STAT. §36b-29(c) because they participated in the operations of Helicon and possessed the power to control Helicon’s activities that constituted violations of CONN. GEN. STAT. §36b-29(a).

419.	In the alternative, Defendants Helicon, Witucki and Gilliam are persons who directly or indirectly controlled Crescent Academy within the meaning of CONN.

GEN. STAT. §36b-29(c) because they participated in the operations of Crescent Academy and possessed the power to control Crescent Academy’s activities that constituted violations of CONN. GEN. STAT. §36b-29(a).

420.	As a direct and proximate result of the hereinabove-alleged violations of the Connecticut Uniform Securities Act, each Plaintiff has suffered damages.

FIFTH CLAIM FOR RELIEF

(Texas Securities Act, on behalf of all Plaintiffs)

(Asserted Against All Defendants)

421.	Plaintiffs repeat the allegations of all preceding paragraphs of this Complaint and incorporate the same by reference.

422.	Defendant MCM is incorporated and has its principal place of business in Texas and performed securities activities acts central to the issuance of the Bonds, including assisting the in preparation of the POS and the OS and soliciting Plaintiffs to purchase the Bonds, from Texas and offered and sold the Bonds to the Plaintiffs from Texas for purposes of the Texas Securities Act.

423.	Defendants, and each of them, in connection with the purchases by each of the Plaintiffs of the Bonds, directly and indirectly, negligently, recklessly, knowingly or with an intention to defraud, solicited, offered for sale and/or sold, or rendered material assistance in connection therewith, to each of the Plaintiffs securities by means of one or more misrepresentations of or failures to disclose material facts, which material facts were necessary in order to make the statements made in connection with those offerings and sales not misleading in light of the circumstances under which those statements were made in violation of TEX. CIV. STAT. ANN. art. §§581-33(A)(2) and (F)(2).

424.	In the alternative, Defendants Witucki and Gilliam are persons who directly or indirectly controlled Helicon within the meaning of TEX. CIV. STAT. ANN. art. §581-33(F)(1) because they participated in the operations of Helicon and possessed the power to control Helicon’s activities that constituted violations of TEX. CIV. STAT. ANN. art. §§581-33(A)(2).

425.	In the alternative, Defendants Helicon, Witucki and Gilliam are persons who directly or indirectly controlled Crescent Academy within the meaning of TEX. CIV. STAT. ANN. art. §581-33(F)(1) because they participated in the operations of Crescent Academy and possessed the power to control Crescent Academy’s activities that constituted violations of TEX. CIV. STAT. ANN. art. §§581-33(A)(2).

426.	As a direct and proximate result of the hereinabove-alleged violations of the Texas Securities Act, each Plaintiff has suffered damages.

SIXTH CLAIM FOR RELIEF

(New Jersey Securities Act, on behalf of Plaintiff Lord Abbett

Municipal Income Trust)

(Asserted Against All Defendants)

427.	Plaintiffs repeat the allegations of all preceding paragraphs of this Complaint and incorporate the same by reference.

428.	Plaintiff Lord Abbett Municipal Income Trust received Defendants’ offer to sell the Bonds and subsequently purchased the Bonds in the state of New Jersey for purposes of N.J. REV. STAT. §49:3-51.

429.	Defendants, and each of them, in connection with the purchase by the above Plaintiff of the Bonds, directly and indirectly, negligently, recklessly, knowingly or with an intention to defraud, solicited, offered for sale and/or sold to said Plaintiff securities by means of one or more misrepresentations of or failures to disclose material facts, which material facts were necessary in order to make the statements made in connection with those offerings and sales not misleading in light of the circumstances under which those statements were made and, in addition, employed a device, scheme or artifice to defraud the Plaintiff and engaged in acts, practices and a course of business which operated as a fraud or deceit upon said Plaintiff, all in violation of N.J. REV. STAT. §49:3-71(a)(2).

430.	In the alternative, Defendants Witucki and Gilliam are persons who directly or indirectly controlled Helicon within the meaning of N.J. REV. STAT. §49:3-71(d) because they participated in the operations of Helicon and possessed the power to control Helicon’s activities that constituted violations of N.J. REV. STAT. §49:3-71(a)(2).

431.	In the alternative, Defendants Helicon, Witucki and Gilliam are persons who directly or indirectly controlled Crescent Academy within the meaning of N.J. REV. STAT. §49:3-71(d) because they participated in the operations of Crescent Academy and possessed the power to control Crescent Academy’s activities that constituted violations of N.J. REV. STAT. §49:3-71(a)(2).

432.	As a direct and proximate result of the hereinabove-alleged violations of the New Jersey Uniform Securities Act, Plaintiff Lord, Abbett Municipal Income Trust- Lord Abbett High Yield Municipal Bond Fund has suffered damages.

SEVENTH CLAIM FOR RELIEF

(Massachusetts Securities Act, on behalf of Plaintiff

Pioneer Municipal High Income Advisory Trust)

(Asserted Against All Defendants)

433.	Plaintiffs repeat the allegations of all preceding paragraphs of this Complaint and incorporate the same by reference.

434.	Plaintiff Pioneer Municipal High Income Advisory Trust received Defendants’ offer to sell the Bonds and subsequently purchased the Bonds in the commonwealth of Massachusetts for purposes of MASS GEN. LAWS ch. 110A §414 (2006).

435.	Defendants, and each of them, in connection with the purchase by the above Plaintiff of the Bonds, directly and indirectly, negligently, recklessly, knowingly or with an intention to defraud, solicited, offered for sale and/or sold to said Plaintiff securities by means of one or more misrepresentations of or failures to disclose material facts, which material facts were necessary in order to make the statements made in connection with those offerings and sales not misleading in light of the circumstances under which those statements were made and, in addition, employed a device, scheme or artifice to defraud the Plaintiff and engaged in acts, practices and a course of business which operated as a fraud or deceit upon said Plaintiff, all in violation of MASS GEN. LAWS ch. 110A §410(a)(2).

436.	In the alternative, Defendants Witucki and Gilliam are persons who directly or indirectly controlled Helicon within the meaning of MASS GEN. LAWS ch. 110A §410(b). because they participated in the operations of Helicon and possessed the power to control Helicon’s activities that constituted violations of MASS GEN. LAWS ch. 110A §410(a)(2).

437.	In the alternative, Defendants Helicon, Witucki and Gilliam are persons who directly or indirectly controlled Crescent Academy within the meaning of MASS GEN. LAWS ch. 110A §410(b). because they participated in the operations of Crescent Academy and possessed the power to control Crescent Academy’s activities that constituted violations of MASS GEN. LAWS ch. 110A §410(a)(2).

438.	As a direct and proximate result of the hereinabove-alleged violations of the Massachusetts Uniform Securities Act, Plaintiff Pioneer Municipal High Income Advantage has suffered damages.

EIGHTH CLAIM FOR RELIEF

(Wisconsin Securities Act, on behalf of Plaintiffs Wells Fargo Advantage National

Tax Free Fund and Wells Fargo Advantage Municipal Bond Fund)

(Asserted Against All Defendants)

439.	Plaintiffs repeat the allegations of all preceding paragraphs of this Complaint and incorporate the same by reference.

440.	Plaintiffs Wells Fargo Advantage National Tax Free Fund and Wells Fargo Advantage Municipal Bond Fund received Defendants’ offer to sell the Bonds and subsequently purchased the Bonds in the state of Wisconsin for purposes of WIS. STAT. §551.66.

441.	Defendants, and each of them, in connection with the purchases by each of these Plaintiffs of the Bonds, directly and indirectly, negligently, recklessly, knowingly or with an intention to defraud, solicited, offered for sale and/or sold to each of these Plaintiffs securities by means of one or more misrepresentations of or failures to disclose material facts, which material facts were necessary in order to make the statements made in connection with those offerings and sales not misleading in light of the circumstances under which those statements were made in violation of WIS. STAT. §§551.41(2) and 555.59(1)(a).

442.	In the alternative, Defendants Witucki and Gilliam are persons who directly or indirectly controlled Helicon within the meaning of WIS. STAT. §§551.59(4) because they participated in the operations of Helicon and possessed the power to control Helicon’s activities that constituted violations of WIS. STAT. §§551.59(1)(a).

443.	In the alternative, Defendants Helicon, Witucki and Gilliam are persons who directly or indirectly controlled Crescent Academy within the meaning of WIS. STAT. §§551.59(4) because they participated in the operations of Crescent Academy and possessed the power to control Crescent Academy’s activities that constituted violations of WIS. STAT. §§551.59(1)(a).

444.	As a direct and proximate result of the hereinabove-alleged violations of the Wisconsin Uniform Securities Act, Plaintiffs Wells Fargo Advantage National Tax Free Fund and Wells Fargo Advantage Municipal Bond Fund have suffered damages.

NINTH CLAIM FOR RELIEF

(Common Law Fraud, on behalf of all Plaintiffs)

(Asserted Against Defendants Helicon, Witucki and Gilliam)

445.	Plaintiffs repeat the allegations of all preceding paragraphs of this Complaint and incorporate the same by reference.

446.	Defendants Helicon, Witucki and Gilliam made material misrepresentations and omissions of past and present facts as more fully set forth hereinabove. Defendants knew the misrepresentations were false and misleading.

447.	The misrepresentations and omissions, as hereinabove alleged, were made with the intent to induce each of the Plaintiffs to purchase the Bonds.

448.	Each of the Plaintiffs justifiably relied upon the representations contained in the POS and OS and, as a direct and proximate result, has suffered substantial damages.

TENTH CLAIM FOR RELIEF

(Aiding and Abetting Common Law Fraud, on behalf of all Plaintiffs)

(Asserted Against Defendants Sims, MCM, the Dorsey Law Firm, the Foley Law

Firm and the Darnell CPA Firm)

449.	Plaintiffs repeat the allegations of all preceding paragraphs of this Complaint and incorporate the same by reference.

450.	Crescent and Defendants Helicon, Witucki and Gilliam made material misrepresentations and omissions of past and present facts as more fully set forth hereinabove. Crescent and Defendants knew the misrepresentations were false and misleading.

451.	Defendants Sims, MCM, the Dorsey Law Firm, Foley, the Foley Law Firm and the Darnell CPA Firm were aware of this fraud and provided substantial assistance to advance the commission of the fraud.

452.	As a direct and proximate result of the hereinabove-alleged acts, each Plaintiff has suffered damages.

ELEVENTH CLAIM FOR RELIEF

(Negligent Misrepresentation, on behalf of all Plaintiffs)

(Asserted Against All Defendants)

453.	Plaintiffs repeat the allegations of all preceding paragraphs of this Complaint and incorporate the same by reference.

454.	Each of the Defendants provided information to each of the Plaintiffs without exercising reasonable care to ensure such information was complete and accurate and not misleading, as more fully set forth hereinabove.

455.	Each of the Defendants knew or should have reasonably foreseen that the Official Statements and the appendices thereto would be distributed to potential purchasers of the Bonds, knew that such investors would rely on the information provided in the offering materials when deciding whether or not to purchase the Bonds, and, therefore, had a duty to disclose or cause to be disclosed the material facts set forth hereinabove and had a duty to ensure that the representations made in the offering materials for the Bonds were accurate and not misleading.

456.	Each of the Defendants breached its duty to each of the Plaintiffs by negligently making the above alleged misrepresentations of and failures to disclose material facts.

457.	Each of the Plaintiffs justifiably relied upon the representations contained in the POS and OS and, as a direct and proximate result, has suffered substantial damages.

RELIEF REQUESTED

Plaintiffs request that the Court enter judgment in favor of the Plaintiffs, and each of them, and against the Defendants, and each of them, jointly and severally, on each of Plaintiffs’ Claims for Relief and award Plaintiffs:

a.	Rescission;

b.	In the alternative, out-of-pocket damages

c.	Special damages for the loss of the future tax-exempt interest income on the Bonds;

d.	Prejudgment interest;

e.	Costs;

f.	Attorneys’ fees pursuant to pertinent provisions of the applicable state securities acts; and

g.	Any other relief which the Court deems proper.

PLAINTIFFS HEREBY DEMAND A TRIAL BY JURY ON ALL ISSUES

TRIABLE AS OF RIGHT BY JURY.

Dated this      day of             , 2008.

Respectfully submitted,

By:
Davis and Ceriani, P.C.
Michael P. Cillo, Esq.*
Greg F. Szydlowski, Esq.*
1350 Seventeenth Street, Suite 400
Denver, CO 80202
(303) 534-9000
*to be admitted pro hac vice

By:
Michael J. Watza, Esq.
Kitch Drutchas Wagner Valitutti & Sherbrook, P.C.
One Woodward Avenue, Suite 2400
Detroit, MI 48226-5485
(313) 965-7900

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